Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual Meeting of Shareholders
to be held on

May 7, 2020

March 31, 2020

Table of Contents

Notice of Annual Meeting	1

Shareholder and Voting Information
General Meeting Information	2
Voting Information	4

Business of the Meeting
Financial Statements	7
Appointment of Auditors	7
Annual Election of Directors	7
Approval of an Amendment to the Share Award Incentive Plan	21
Approval of Unallocated Awards under the Share Award Incentive Plan	22
Advisory Vote on Executive Compensation	24
Board Recommendations for Shareholder Voting	25

Corporate Governance
Board Composition	26
Financial Experts	26
Orientation and Continuous Development	26
Diversity Policy	27
Gender Diversity	27
Board and Committee Meetings	28
Board Directorship Policy	28
Director Compensation	28
Director Nomination Processes and Succession Planning	29
Executive Succession Planning	29
Ethical Business Conduct	29
Independent Director Performance Assessments and Board Renewal	30
Shareholder Engagement	30

Board Mandate and Committees
Position Descriptions and Responsibilities	32
Rotation of Committee Assignments and Chairs	32

Director Compensation
Philosophy	37
Fees and Retainers	37
Share-Based Awards	37
Director Summary Compensation Table and Outstanding Share-Based Awards	39
Director Equity Ownership Requirements	40

Executive Compensation
Letter to Shareholders	41
Named Executive Officers	43
Named Executive Officer Profiles	43
Compensation & Human Resources Committee Governance	46
Aligning Executive Compensation and Shareholder Interests	47
Compensation Discussion & Analysis	50
Executive Compensation Components	52
2019 Compensation of Named Executive Officers	56
Executive Compensation Tables	60
Termination and Change of Control Benefits	64

Additional Information
Schedule A: Mandate of the Board of Directors	68
Schedule B: Annual Responsibilities of the Compensation & Human Resources Committee	71
Schedule C: Securities Authorized For Issuance Under Equity Compensation Plans	72
Schedule D: Summary of Share Award Incentive Plan	73
Schedule E: Summary of Stock Option Plan (Closed)	78
Schedule F: Definitions	82

Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting (“Meeting”) of holders of common shares of Enerplus Corporation (“Enerplus”), which will be held on Thursday, May 7, 2020 at 1:00 p.m. (Calgary time) at Suite 3000, The Dome Tower, 333 — 7th Avenue SW, Calgary, Alberta. The Meeting will have the following purposes:

1.              To receive the consolidated financial statements of Enerplus for the year ending December 31, 2019, together with the auditors’ report on those statements;

2.              To appoint the auditors of Enerplus;

3.              To elect the directors of Enerplus;

4.              To consider and, if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular and Proxy Statement of Enerplus that accompanies this Notice (the “Information Circular”), to approve an amendment to Enerplus’ share award incentive plan as described in further detail in the Information Circular;

5.              To consider and, if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular, to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus’ share award incentive plan;

6.              To vote, on an advisory, non-binding basis, to accept Enerplus’ approach to executive compensation; and

7.              To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular provides detailed information relating to the matters to be dealt with at the Meeting and the voting process (including the voting deadline), as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as discussion regarding Enerplus’ director nominees, executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 31, 2020,

“David A. McCoy”

David A. McCoy
Vice-President, General Counsel & Corporate Secretary

SHAREHOLDER AND VOTING INFORMATION

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus for use at the Meeting. Solicitation of proxies may be made through the mail, by telephone or in person by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 31, 2020 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars. Refer to Schedule F for definitions of certain capitalized and abbreviated terms used throughout this document.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol “ERF”. As at March 19, 2020, there were 222,563,267 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities representing more than 10% of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for 30 days or more, notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations

Enerplus’ by-laws require advance notice for nomination of directors for consideration at a Shareholders’ meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus’ by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus’ by-laws is available under Enerplus’ profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated financial statements and management’s discussion and analysis for the year ending December 31, 2019, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus’ SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus’ website at www.enerplus.com, or may be obtained without charge upon request to Enerplus,

Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2019.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2019 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Measures

This Information Circular makes reference to certain financial measures, including adjusted funds flow, free cash flow, and net debt to adjusted funds flow, which do not have a standardized meaning or definition as prescribed by U.S. GAAP. Readers are referred to discussion under the heading “Non-GAAP Measures” in Enerplus’ management’s discussion and analysis for the year ending December 31, 2019 available under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Presentation of Oil and Gas Information

Readers are referred to the discussion under the heading “Presentation of Oil and Gas Reserves, Contingent Resources, and Production Information” in Enerplus’ annual information form for the year ending December 31, 2019 (available on the Company’s website and under Enerplus’ profile on SEDAR at www.sedar.com, or part of its 40-F filing on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This Information Circular also contains information about Enerplus’ F&D and FD&A costs. For additional information on Enerplus’ F&D and FD&A costs, see Enerplus’ news release dated February 21, 2020 (available on the Company’s website and under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Voting Information

This year, out of an abundance of caution, to proactively address the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, attendance at the Meeting will be limited to registered Shareholders entitled to vote at the Meeting (i.e., registered Shareholders as of the Record Date or transferee Shareholders as described under “Voting Information — Record Date” in this Circular) or validly appointed proxyholders. All Shareholders are strongly encouraged to submit their vote by proxy ahead of the Meeting in accordance with the instructions described in this Circular. Enerplus is prepared to postpone or adjourn the Meeting in a situation where the number of attendees at the Meeting would be expected to raise concerns over the health and safety of such attendees.

Record Date

Every Shareholder at the close of business on March 20, 2020, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus’ profile at www.sedar.com, at www.sec.gov or at www.enerplus.com.

In connection with the Meeting, Enerplus has mailed the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a Form of Proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus’ consolidated financial statements for the year ending December 31, 2019 and accompanying management’s discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to “objecting beneficial owners”. Enerplus is not sending any Meeting materials directly to “non-objecting beneficial owners”.

Appointment of Proxies

A form of proxy or voting instruction form, each referred to as a Form of Proxy, accompanies this Information Circular. The persons named in the Form of Proxy are officers of Enerplus. A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If you cannot attend the Meeting in person, you are requested to vote in accordance with the instructions below.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. Except as described below with respect to certain “broker non-votes” in the case of the Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus where Enerplus management nominees are appointed as proxy, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made. See “Beneficial Shareholder Voting Options — Broker Non-Votes under NYSE Rules” below.

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning Form of Proxy

To be valid, a Form of Proxy must be received (either directly, in the case of a Registered Shareholder, or through a broker, in the case of a Beneficial Shareholder) by Computershare, at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. Notwithstanding the foregoing, the Chair of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to Computershare.

Beneficial Shareholder Voting Options

Beneficial Shareholders are Shareholders who hold Common Shares through brokerage accounts or other intermediaries (and such Common Shares are registered in the name of such intermediary). Beneficial Shareholders may vote in person or by proxy as follows:

In person - Appoint yourself as proxy on the voting instruction form, return the completed voting instruction form in accordance with the instructions provided, and then you will be eligible to cast your vote in person at the Meeting.

By proxy - Designate a person (who does not have to be a Shareholder) as your proxyholder on the voting instruction form and return the duly completed voting instruction form in accordance with the instructions provided by the Proxy Deadline.

Whether you are voting in person or by proxy, you may vote using the following methods:

By mail - Complete, sign, date and return the voting instruction form in accordance with the instructions provided.

By internet or telephone - Follow the instructions provided on the voting instruction form.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, certain brokers who hold Common Shares on behalf of their clients do not have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding Common Shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not provide instructions to your broker on how to vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus’ auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

Registered Shareholder Voting Options

Registered Shareholders are Shareholders who hold Common Shares in their own name. Registered Shareholders may vote in person or by proxy as follows:

In person - Cast your vote at the Meeting.

By proxy - Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and return the duly completed Form of Proxy to Computershare by the Proxy Deadline.

Whether you are voting in person or by proxy, you may vote using the following methods:

By mail - Complete, sign, date and return the Form of Proxy in the envelope provided.

By internet or telephone - Follow the instructions included on the Form of Proxy.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to Computershare by close of business on the last business day preceding the Meeting, or to the Chair of the Meeting at any time before the start of the Meeting. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder.

If you are a Beneficial Shareholder, contact your broker or intermediary to revoke your voting instructions.

BUSINESS OF THE MEETING

1.              Financial Statements

The consolidated financial statements for the year ending December 31, 2019, together with the auditors’ report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus’ SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

2.              Appointment of Auditors

Shareholders will be asked to appoint KPMG as auditors of Enerplus until the next annual meeting of Shareholders. KPMG are currently the auditors of Enerplus and were first appointed effective May 31, 2017.

The resolution to appoint KPMG as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person or represented by proxy at the Meeting. The Board of Directors recommends that you vote FOR the appointment of KPMG as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of KPMG as auditors of Enerplus.

The following table reflects the fees paid to KPMG for professional services rendered for the last two fiscal years:

Fee Type	2019	2018
	($000s)	($000s)
Audit fees(1)	778.8	662.0
Audit-related fees(2)	—	—
Tax fees(3)	145.7	43.1
All other fees(4)	—	—
Total	924.5	705.1

Notes:

(1)         Audit fees represent fees for professional services related to the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)         Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit fees” above.

(3) Tax fees are for tax compliance, tax advice and tax planning.

(4) All other fees are related to products and services other than those described as “Audit fees” and “Tax fees”.

3.              Annual Election of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. Nine of the current ten directors are independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one is a non-independent director, being Mr. Ian C. Dundas, who is the CEO of Enerplus. All ten current directors are being proposed for re-election at the Meeting.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee’s qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the “Director Skills Matrix” section below.

Based on the recommendation of the Corporate Governance & Nominating Committee, the Board has fixed the number of directors to be elected at the Meeting at ten, and the ten individuals named under the “Director Nominee Profiles” section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason, prior to the Meeting that a director nominee is unable to serve on the Board, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion.

Mr. Pew has notified Enerplus that he will be stepping down as Board Chair, effective on the date of the Meeting. He will stand for election as an independent director at the Meeting. Ms. Foulkes has agreed to assume the role of Board Chair, effective the date of the Meeting, provided she is elected as a director at the Meeting.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
Elliott Pew(1)	2010	65	Board Chair	2
Judith D. Buie	2020	50	Audit & Risk Management Committee Reserves Committee	2
Karen E. Clarke-Whistler	2018	64	Corporate Governance & Nominating Committee Safety & Social Responsibility Committee	1
Michael R. Culbert	2014	62	Audit & Risk Management Committee Compensation & Human Resources Committee (Chair) Corporate Governance & Nominating Committee	2
Ian C. Dundas	2013	52	None	1
Hilary A. Foulkes	2014	62	Compensation & Human Resources Committee Corporate Governance & Nominating Committee (Chair) Reserves Committee Safety & Social Responsibility Committee	1
Robert B. Hodgins	2007	68	Audit & Risk Management Committee (Chair) Compensation & Human Resources Committee Corporate Governance & Nominating Committee	4
Susan M. MacKenzie	2011	59	Audit & Risk Management Committee Reserves Committee Safety & Social Responsibility Committee (Chair)	4
Jeffrey W. Sheets	2017	62	Audit & Risk Management Committee Compensation & Human Resources Committee Safety & Social Responsibility Committee	3
Sheldon B. Steeves	2012	66	Reserves Committee (Chair) Safety & Social Responsibility Committee	3

Note:

(1)         As Board Chair during 2019, Mr. Pew could attend and participate in any Board Committee meeting in an ex officio capacity.

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director’s employment history, educational qualifications, other current public company directorships, and security holdings in Enerplus, for your consideration.

Mr. Pew has over 38 years of diverse experience in the oil and gas industry, most recently joining the board of Franco-Nevada Corporation in September 2019. Mr. Pew was co-founder and Chief Operating Officer for Common Resources, LLC, a private exploration and production company, from 2007 until it was sold in 2010. Mr. Pew served on the Board of Managers for two private exploration and production companies, Common Resources II, LLC from 2010 to 2012, and later, Common Resources III, LLC from 2012 to 2016. Mr. Pew also served on the Board of Directors for Southwestern Energy Company, a public exploration and production company in Houston, until May 2018. Mr. Pew held various senior executive positions with Newfield Exploration Company, a NYSE-listed oil and gas company in Houston, where he served from 1998 to 2006. While there, he led the company’s worldwide exploration program, including the Gulf of Mexico (“GOM”) shelf, GOM deep water, onshore U.S. and international areas. Prior thereto, Mr. Pew was Senior Vice President, Exploration of American Exploration Company, an AMEX-listed exploration and production company. Mr. Pew holds an M.A. in Geology from the University of Texas at Austin, and an A.B. in Geology from Franklin and Marshall College.

Other Public Board Directorships	Committee Position(s)
Franco-Nevada Corporation (TSX/NYSE)	Compensation, Environmental, Social, and Governance Committee

Note:

(1)         Mr. Pew has notified Enerplus that he will be stepping down as Board Chair, effective on the date of the Meeting. He will stand for election as an independent director at the Meeting.

Ms. Buie has spent over 25 years in the upstream oil and gas business, leading business development initiatives and managing oil and gas assets through different commodity and life cycles. From 2012 to 2017, Ms. Buie was Co-President and Senior Vice President Engineering for RPM Energy Management LLC, a private company which evaluates and manages oil and gas investments. Prior to RPM, Ms. Buie held a variety of leadership and technical positions with Newfield Exploration Company from 2001 to 2011, and prior thereto she served in various technical roles at BP, Vastar Resources and ARCO. Ms. Buie currently serves on the board of directors of a public company, Sundance Energy Inc., as well as a private oil and gas company. She is also an oil and gas industry advisor to KKR, a leading global investment firm. Ms. Buie received a Bachelor of Science degree in Chemical Engineering from Texas A&M University.

Other Public Board Directorships	Committee Position(s)
Sundance Energy Inc. (NASDAQ)	Audit Committee and Reserves Committee

Note:

(1)         Ms. Buie joined the Board on January 1, 2020 and, therefore, did not attend any meetings in 2019.

Ms. Clarke-Whistler has over 30 years of experience in strategic management of environmental and social issues. In late 2018, she retired as Chief Environment Officer of TD Bank Group, a position she held for ten years. Prior to that she spent 20 years as an environmental consultant to energy, resource development and financial clients in the Americas, Europe and Africa.  She began her consulting career with Beak Consultants Limited in 1985 where she progressed over a ten-year period to Senior Principal and President. She then joined Golder Associates where she was a partner in the Sustainable Development practice until 2008. She has served on a number of private and not-for-profit boards, and is currently on the board of directors of two private companies and is an advisor to Canada’s Ecofiscal Commission.

Ms. Clarke-Whistler received a B.Sc. in Biology from the University of Toronto, an M.Sc. in Land Resource Science from the University of Guelph, and holds the ICD.D designation from the Institute of Corporate Directors. She has twice been recognized as one of Canada’s “Clean16” in recognition of her contribution to clean capitalism in the financial sector.

Other Public Board Directorships	Committee Position(s)
Nil

Mr. Culbert was Vice Chairman of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd. (PECL), from 2016 through to March 2020. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of PECL from 2001 to 2016. In addition, he served as President and director of Pacific NorthWest LNG from 2013 to 2016. He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

In addition to Enerplus, Mr. Culbert currently serves on the Board of Directors of Precision Drilling Corporation.

Mr. Culbert is a patron of the Shaw Charity Classic, which since its inception in 2013 has successfully raised funds for over 200 children and youth charities in Alberta and he is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary, Haskayne School of Business.

In 2019, Mr. Culbert was awarded the Distinguished Business Leader — Recognizing Ethical Leadership by the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce. Mr. Culbert holds a Bachelor of Science degree in Business Administration.

Other Public Board Directorships	Committee Position(s)
Precision Drilling Corporation (TSX/NYSE)	Audit Committee and Human Resources and Compensation Committee

Mr. Dundas has been the President & Chief Executive Officer of Enerplus since July 1, 2013. Mr. Dundas joined Enerplus’ predecessor in 2002 as Vice President of Business Development, and in 2010 his role expanded to Executive Vice President. In 2011, Mr. Dundas was appointed as the Executive Vice President & Chief Operating Officer. Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and business expertise they required. Mr. Dundas is a member of the Business Council of Canada, the Board of Governors of the Canadian Association of Petroleum Producers, and has been on the board of directors of numerous private and public companies. Mr. Dundas was the Co-chair of the YMCA Power of Potential Campaign Committee. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. Mr. Dundas was called to the Alberta Bar in 1995.

Other Public Board Directorships	Committee Position(s)
Nil

Ms. Foulkes has over 35 years of oil and gas industry experience. In July 2019, Ms. Foulkes retired from her position as Chair of Tudor, Pickering, Holt & Co. Securities-Canada, ULC, a private energy advisory firm, and now serves as the firm’s senior advisor. From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice President and Chief Operating Officer. Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008. Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Association of Petroleum Geologists.

Other Public Board Directorships	Committee Position(s)
Nil

Notes:

(1)         Ms. Foulkes was a director of Parallel Energy Trust (“Parallel”), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on March 1, 2016. Parallel filed an assignment in bankruptcy and proceedings under the CCAA were terminated in March 2016.

(2)         Ms. Foulkes has agreed to assume the role of Board Chair, effective the date of the Meeting, provided she is elected as a director at the Meeting.

Mr. Hodgins has been a Senior Advisor, Investment Banking at Canaccord Genuity Corp. since September 2018, and has been an independent businessman since November 2004. Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a TSX and NYSE-listed diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998. Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee (Chair) and Governance Committee
GranTierra Energy Inc. (TSX/NYSE)	Board Chair, Audit Committee, Compensation Committee, and Governance Committee
MEG Energy Corp. (TSX)	Audit Committee (Chair), Governance and Nominating Committee

Note:

(1)         Mr. Hodgins was a director of Skope Energy Inc. (“Skope”) from December 15, 2010 to February 19, 2013. On November 12, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the CCAA to implement a restructuring, which was approved by the required majority of Skope’s creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February of 2013.

Ms. MacKenzie is a corporate director. Previously, she was an independent business consultant. Prior thereto, Ms. MacKenzie was Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice President of Human Resources and Vice President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Governance, Nominating and Compensation Committee (Chair) and Reserves Committee
Precision Drilling Corporation (TSX/NYSE)	Human Resources and Compensation Committee and Corporate Governance, Nominating and Risk Committee
TransGlobe Energy Corporation (TSX)	Compensation, Human Resources and Governance Committee and Reserves, Health, Safety, Environmental and Social Responsibility Committee

Mr. Sheets served as Executive Vice President and Chief Financial Officer of ConocoPhillips Company (ConocoPhillips) from October 2010 to February 2016. Mr. Sheets was associated with ConocoPhillips and its predecessor companies for more than 35 years and served in a variety of roles, including Senior Vice President, Planning and Strategy as well as Vice President & Treasurer. He began his career in 1980 as a process engineer with Phillips Petroleum Company. Mr. Sheets also serves on the Board of Directors of Schlumberger Limited and Westlake Chemical Corporation and is a former director of DCP Midstream Partners LP. Mr. Sheets received a Bachelor’s degree in Chemical Engineering from the Missouri University of Science and Technology and an M.B.A. from the University of Houston. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

Other Public Board Directorships	Committee Position(s)
Schlumberger Limited (NYSE)	Audit Committee and Compensation Committee
Westlake Chemical Corporation (NYSE)	Audit Committee, Compensation Committee, Corporate Risk Committee, and Nominating and Governance Committee (Chair)

Mr. Steeves has over 40 years of experience in the North American oil and gas industry and is currently a corporate director. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private oil and gas company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Governance and Nominating Committee and Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair), Governance and Compensation Committee and Audit Committee

Director Skills Matrix

The director skills matrix below provides a comprehensive listing of both essential skills Enerplus considers necessary for an effective operating board of directors and the representation of those skills by each Board nominee. The Corporate Governance & Nominating Committee reviews the matrix annually to ensure there is an appropriate mix of skills on the current Board and utilizes it as a guide for future Board member appointments. It is also a requirement of the Committee to conduct an annual review to ensure that there are no conflicts of interest or performance concerns with respect to nominees who serve on multiple boards.

		Judith Buie	Karen Clarke- Whistler	Michael Culbert	Ian Dundas (CEO)	Hilary Foulkes(1)	Robert Hodgins	Susan MacKenzie	Elliott Pew (Chair)(1)	Jeffrey Sheets	Sheldon Steeves
Financial Literacy	Ability to critically read and analyze financial statements	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets	Work experience involving extensive exposure to public capital markets and institutional investors		✓	✓	✓	✓	✓		✓	✓	✓
Enterprise Management	Experience as a President, CEO or functional head leading an organization or major business line	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development M&A / Strategic Planning	Management or executive experience with responsibility for identifying value creation opportunities	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Change Management	Experience as a President, CEO or functional head leading an organization or major business line through significant change	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations	Management or executive experience with oil and gas operations	✓		✓	✓	✓		✓	✓	✓	✓
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry	✓	✓	✓	✓	✓		✓	✓	✓	✓
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources	Management or executive experience with responsibility for human resources	✓	✓	✓	✓		✓	✓			✓
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation	✓		✓	✓	✓		✓	✓	✓	✓
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal and Regulatory	Experience in legal and regulatory matters	✓	✓	✓	✓	✓	✓	✓	✓	✓

Note:

(1)         Mr. Pew has notified Enerplus that he will be stepping down as Board Chair, effective on the date of the Meeting. He will stand for election as an independent director at the Meeting. Ms. Foulkes has agreed to assume the role of Board Chair, effective the date of the Meeting, provided she is elected as a director at the Meeting.

Majority Voting for Directors

Pursuant to Enerplus’ majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit his or her resignation to the Board immediately, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Board determination must be made within 90 days of the Meeting. The Board will be expected to accept the resignation except in exceptional circumstances. In determining whether or not to accept the resignation, the Board will consider the Committee’s recommendation and such other factors it considers relevant before deciding whether to accept the nominee’s offer to resign. Enerplus will announce the decision by way of a press release, a copy of which will be provided to the TSX. If the Board determines not to accept a resignation, the press release will include the reasons for that decision. No nominee who is required to tender his or her resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee’s resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

A copy of Enerplus’ majority voting policy is available on the Company’s website at www.enerplus.com.

4.              Approval of an Amendment to the Share Award Incentive Plan

Background

In 2014, Enerplus implemented the Share Award Incentive Plan, which allows the Company to grant Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to employees and officers of Enerplus.  The Share Award Incentive Plan was initially approved by the Shareholders on May 9, 2014.  A summary of the Share Award Incentive Plan is set forth in Schedule D.  At the time the Share Award Incentive Plan was implemented, the maximum number of Common Shares that could be reserved for issuance from treasury of the Company under the Share Award Incentive Plan was set at 5.0% of the number of issued and outstanding Common Shares at the applicable grant time of Share Awards.  In February 2017, the Board approved certain amendments to the Share Award Incentive Plan, including the reduction of the maximum number of Common Shares issuable under the Share Award Incentive Plan to 3.8% from 5.0 % of the issued and outstanding Common Shares from time to time. Since that time, Enerplus has repurchased approximately 24.5 million Common Shares, representing approximately 10% of Common Shares outstanding.

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve an amendment to the Share Award Incentive Plan (the “Plan Amendment”) to increase the maximum number of Common Shares reserved for issuance from treasury of Enerplus to 4.5% from 3.8% of the issued and outstanding Common Shares from time to time. As described under “Executive Compensation — Compensation Discussion & Analysis” below, the Share Award Incentive Plan is an important component of Enerplus’ overall compensation structure and is critical to the Company’s ability to attract and retain qualified and dedicated personnel. Following the expiry of the last outstanding Options on March 5, 2020, the Share Award Incentive Plan is now the only Security-Based Compensation Arrangement (within the meaning of the TSX rules) of Enerplus under which Common Shares may be issued from treasury to satisfy outstanding awards. Accordingly, the purpose of the proposed Plan Amendment is to provide the Compensation & Human Resources Committee and the Board with additional flexibility to structure compensation to Enerplus’ key individuals.

If approval of the proposed Plan Amendment is obtained at the Meeting, a maximum number of 10,015,347 Common Shares will be available for issuance under the Share Award Incentive Plan, based on the total number of issued and outstanding Common Shares as of March 19, 2020, consisting of 4,416,126 Common Shares reserved for issuance in respect of currently outstanding Share Awards (representing approximately 2.0% of issued and outstanding Common Shares) and 5,599,221 Common Shares available for issuance in respect of Share Awards that may be granted in the future under the Share Award Incentive Plan (representing approximately 2.5% of issued and outstanding Common Shares). If approval of the proposed Plan Amendment is not obtained at the Meeting, the Plan Amendment will not become effective and, provided the ordinary resolution set forth below under “Approval of Unallocated Share Awards under the Share Award Incentive Plan” is approved at the Meeting, a maximum of 8,457,404 Common Shares will be available for issuance under the Share Award Incentive Plan (based on the total number of issued and outstanding Common Shares as of March 19, 2020), consisting of 4,416,126 Common Shares reserved for issuance in respect of currently outstanding Share Awards and 4,041,278 Common Shares available for issuance in respect of Share Awards that may be granted in the future under the Share Award Incentive Plan (representing approximately 1.8% of issued and outstanding Common Shares).

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval of the Plan Amendment.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                      the adoption of an amendment to the Share Award Incentive Plan of Enerplus Corporation (“Enerplus”) to increase the maximum number of common shares of Enerplus (“Common Shares”) reserved for issuance thereunder to 4.5% from 3.8% of the issued and outstanding Common Shares from time to time be and is hereby approved; and

2.                                      any director or officer of Enerplus is hereby authorized to execute and deliver all such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval of the Plan Amendment is required under the terms of the Share Award Incentive Plan and the rules and policies of the TSX.  To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve the Plan Amendment to the Share Award Incentive Plan. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval of the Plan Amendment to the Share Award Incentive Plan.

5.              Approval of Unallocated Share Awards under the Share Award Incentive Plan

Background

As noted above, the Share Award Incentive Plan was implemented by Enerplus and initially approved by the Shareholders in 2014.  Because the Share Award Incentive Plan provides that a fixed percentage of the issued and outstanding Common Shares from time to time will be reserved for issuance thereunder rather than a fixed maximum number of Common Shares, the TSX requires a majority of the Board and Shareholders to approve, every three years, the unallocated Share Awards under the Share

Award Incentive Plan. At the meeting held on May 7, 2017, the Shareholders approved the unallocated Share Awards under the Share Award Incentive Plan then available for future grants, which approval is effective until May 5, 2020.  Enerplus will not grant any Share Awards between May 5, 2020 and the approval of unallocated Share Awards at the Meeting on May 7, 2020.

The number of unallocated Share Awards is calculated by subtracting the number of Share Awards that have been granted and are outstanding at any given time from the number that represents the maximum number of Common Shares that may be reserved for issuance under the Share Award Incentive Plan.  Currently that maximum is 3.8% of the issued and outstanding Common Shares; however, if the Plan Amendment is approved at the Meeting (as described above under “Approval of an Amendment to the Share Award Incentive Plan”), such maximum will increase to 4.5% of the issued and outstanding Common Shares from time to time. As at March 19, 2020, an aggregate of 4,416,126 Share Awards (representing 2.0% of the outstanding Common Shares) were outstanding under the Share Award Incentive Plan, which would leave 4,041,278 unallocated Share Awards available for future grants based on the number of outstanding Common Shares as at March 19, 2020 under the current Share Award Incentive Plan (or 5,599,221 Common Shares if the Plan Amendment is approved at the Meeting), in each case provided the below resolution is approved at the Meeting.  As at March 19, 2020, there were no Options outstanding under the Stock Option Plan, which is a closed plan; accordingly, the Share Award Incentive Plan is the only security-based compensation arrangement of Enerplus under which Common Shares may be issued from treasury to satisfy outstanding awards.

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. If Shareholder approval is obtained at the Meeting, Enerplus will not be required to seek further approval for the grant of unallocated Share Awards under the Share Award Incentive Plan until May 7, 2023. If Shareholder approval is not obtained at the Meeting, Share Awards which have not been allocated as of May 5, 2020 and Share Awards which are outstanding as of May 5, 2020 and subsequently expire or are exercised, terminated or cancelled will not be available for a new grant of Share Awards. Previously granted and allocated Share Awards will be unaffected by the approval of, or the failure to approve, the proposed resolution. As discussed in this Information Circular, the Share Award Incentive Plan is an integral component of Enerplus’ overall compensation structure. If approval of the unallocated Share Awards is not obtained at the Meeting, Enerplus may need to pursue substitute forms of incentive which may prove to be less effective and more costly to Enerplus. In light of the foregoing, at the Board meeting held on March 13, 2020, the Board unanimously approved all unallocated Share Awards under the Share Award Incentive Plan, including if the Plan Amendment is approved at the Meeting.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval of the unallocated Share Awards under the Share Award Incentive Plan.

“BE IT RESOLVED, as an ordinary resolution, that:

1.                                      all unallocated restricted share unit awards and performance share unit awards under the Share Award Incentive Plan of Enerplus Corporation (“Enerplus”) be and are hereby approved and authorized, which approval and authorization shall be effective until May 7, 2023; and

2.                                      any director or officer of Enerplus is hereby authorized to execute and deliver all such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval of the unallocated Share Awards under the Share Award Incentive Plan is required under the rules and policies of the TSX.  To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve the unallocated Share Awards under the Share Award Incentive Plan. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval of all unallocated Share Awards under the Share Award Incentive Plan.

6.              Advisory Vote on Executive Compensation

At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus’ approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the “Executive Compensation — Compensation Discussion & Analysis” section of this Information Circular, which discusses Enerplus’ compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus’ ongoing commitment to corporate governance, the Board has approved the inclusion of a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board’s Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company’s 2019 annual meeting, 93.28% of the votes cast by Shareholders approved of Enerplus’ approach to executive compensation.

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus’ board of directors, that the Shareholders accept Enerplus’ approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 31, 2020.”

The Board of Directors recommends that you vote FOR the advisory resolution approving Enerplus’ approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus’ approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of KPMG LLP as auditors of Enerplus	FOR
Election of management nominees as directors of Enerplus	FOR
Approval of an Amendment to the Share Award Incentive Plan	FOR
Approval of Unallocated Share Awards under the Share Award Incentive Plan	FOR
Advisory, non-binding, vote accepting Enerplus’ approach to executive compensation	FOR

CORPORATE GOVERNANCE

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus’ internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus’ corporate governance practices for the Board’s consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Board Composition

National Policy 58-201 provides that the majority of the Board should be comprised of independent directors. Nine of the ten director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the President & CEO of Enerplus and, as such, is not independent. It is Enerplus’ practice that the Chair of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

Mr. Culbert and Ms. MacKenzie serve on the board of directors of Precision Drilling Corporation. The Committee is aware of the interlocking nature of these positions and has satisfied itself that these directors are independent because this board interlock does not impair their ability to exercise independent judgment as members of the Board and because Precision Drilling Corporation is not a competitor of Enerplus.

Any independent director whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of the change in circumstances and, if deemed non-independent, to submit his or her resignation to the Chair of the Board. The President & CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Financial Experts

Pursuant to U.S. securities regulations, Enerplus is required to have a financial expert (as that term is defined by SEC regulations) on the Audit & Risk Management Committee of the Board. Currently, both Messrs. Hodgins and Sheets sit on that Committee and are qualified as financial experts. The Company believes that having two financial experts reflects corporate governance best practice and enables seamless future succession planning of Committee leadership and membership. Further, all members of the Committee are considered to be financially literate as determined under Canadian securities regulations and the NYSE rules.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation programs for new directors. The Committee ensures each new director receives an orientation, supplemented by a fulsome collection of orientation materials. Subject to the new director’s requests, director orientation involves a series of individual meetings between the new director and existing directors and executive officers. Meetings with fellow directors help provide the new director with context surrounding the Company’s recent performance, organizational culture, future goals and current challenges. Enerplus’ executive officers review with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, and the legal obligations of a director.

The Committee, in conjunction with the Board Chair and management, has oversight of continuing education for directors in order to ensure that directors maintain the skills and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to increase their knowledge and skills. To this end, the Company provides all directors with membership in the Institute of Corporate Directors and the National Association of Corporate Directors. Further, Enerplus encourages and facilitates director participation in various continuing education seminars and workshops, both internally at Enerplus and externally. Through 2019, the entire Board participated in several technical seminars led by management. These seminars were held on topics including, among other matters, environmental, social and governance (“ESG”) trends and benchmarking, cybersecurity, digital technology advancements, challenging capital market conditions in the energy industry, energy basin benchmarking, and U.S.-based regulatory changes. In addition, all directors participated in a field site tour of one of the Company’s assets.

Diversity Policy

The Board and management of Enerplus believe the Company can only excel with exceptional people. Inclusiveness is foundational to Enerplus’ corporate culture, and the Board has adopted a Diversity Policy which is intended to remove any bias in the Company’s candidate selection process. In order to attract and retain the most qualified individuals for any position, Enerplus must ensure it objectively assesses talent and skill without being influenced by gender, age, cultural background or other personal traits. Only by impartially assessing the skills and competence of individuals and proactively removing any barriers that may prevent an objective review is Enerplus able to identify the best candidates for any role, development opportunity or promotion.

Enerplus’ cultural beliefs support the notion that by welcoming people with different backgrounds and perspectives, the Company gains new insights into the business and enhances our business decision-making and problem-solving. Other than the Diversity Policy, Enerplus has not adopted another policy or set any targets relating to the identification and nomination of female directors or executive officers. The Corporate Governance & Nominating Committee monitors adherence to the Diversity Policy.

Gender Diversity

Enerplus is committed to a corporate culture of inclusiveness and tolerance. Enerplus has been successful in its efforts to attract, develop, retain and recruit exceptional leaders who are women, including our incoming Board Chair. Ms. Foulkes has agreed to assume the role of Board Chair, effective the date of the Meeting, provided she is elected as a director at the Meeting. The chart below shows Enerplus’ gender diversity as of March 19, 2020. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Board of Directors (standing for re-election)	10	4	40%
Executive Officers	12	2	17%
Managers	22	7	32%

The Corporate Governance & Nominating Committee considers the current percentage of women on the Board as one important factor in its director recruitment process. Similarly, Enerplus’ management also considers gender when making employment and promotion decisions. The Company prioritizes recruiting and promoting the most qualified individuals available and prides itself on operating as a meritocracy. In order to remove systemic gender bias in its recruitment efforts, Enerplus has adopted a recruitment system which is specifically designed to promote inclusiveness and ground recruitment decisions in merit.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board and committee meeting includes an in-camera discussion by the independent directors without the presence of management. Directors may assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for the upcoming year. Further details on Board and committee meeting attendance are outlined in the individual director nominee profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of another public entity, such director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chair of the Board review any requests of Board members who wish to serve on other boards.

After a detailed review, which will take into account the current number of directorships, potential conflicts, past attendance at Board meetings, and the director’s past performance assessments, a decision will be made based on the facts of the request. The purpose of this policy is to ensure the director will have sufficient time to successfully satisfy his or her obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another public entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not sit on the board of directors of any other public issuer.

Director Compensation

In order to attract and retain skilled, high- functioning individuals to serve as Board members, Enerplus monitors the director compensation practices of its market peers. The Corporate Governance & Nominating Committee regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes and Succession Planning

A core responsibility of the Corporate Governance & Nominating Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of Shareholders or to fill vacancies on the Board which occur during the year. See the “Board Mandate and Committees - Corporate Governance & Nominating Committee” section for a description of the Committee’s other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates must be independent and are assessed on their individual qualifications and diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee recognizes gender diversity as an important selection criteria, as evidenced by strong female representation on the Company’s Board, including the incoming Board Chair.

The Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience the Board requires. On an ongoing basis, the Corporate Governance & Nominating Committee also asks incumbent directors and executive officers to suggest individuals to be considered as prospective Board nominees. When it becomes apparent that a new Board nominee may be considered for the Board, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing executive officer ongoing succession, leadership and talent strategy programs and plans. The executive officers, on a regular basis, provide the Committee with information on succession plans for executive positions. This includes the ongoing assessment of potential succession gaps, as well as updates regarding the development and progression of internal talent.

With regard to CEO succession planning, the Company, in cooperation with the Compensation & Human Resources Committee,  conducts a rigorous annual review of potential succession candidates within the Company. Once identified, succession candidates are monitored to identify possible skills gaps and career plans are developed to aid such individuals to address areas requiring further development.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus. The Board monitors compliance with the Code by requiring that each director, officer, employee and consultant annually confirm in writing that he or she has read the Code and is in compliance with same. Should an individual have any concerns or questions regarding compliance, that person may qualify their confirmation with written remarks. The Code sets out, in detail, the core values and the principles by which Enerplus is governed. It addresses topics which include: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities and procedures and non-retaliation. The Code is available on Enerplus’ website at www.enerplus.com, under Enerplus’ SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, the Vice-President, General Counsel & Corporate Secretary or the Senior Vice-President, Operations, People & Culture to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on Enerplus’ website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors. In 2019, no director or officer of Enerplus had a material interest in any Company transaction.

Independent Director Performance Assessments and Board Renewal

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Chair of the Committee leads a board effectiveness roundtable discussion with all members of the Board during an in-camera session at each annual strategic planning session of the Board. The topics discussed are specifically chosen to elicit discussion about issues or concerns which might be preventing the Board from being as effective as it otherwise could be. Suggestions and actions which arise out of these discussions are provided to the Corporate Governance & Nominating Committee for further handling and implementation.

In addition to, and separate from, the roundtable discussions noted above, all Board members participate in an annual director peer-to-peer evaluation process. This is a formal process of performance evaluation of each director by their peers on the Board. In addition, each committee Chair and the Chair of the Board are subject to separate evaluation.

Pursuant to the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all of the directors on the Board. The process is primarily designed to evaluate the relative contributions of each of their fellow directors. The peer-to-peer evaluation requires a director to rate his or her peers on such attributes as collaboration and teamwork, continuous improvement mindset, financial and business acumen and overall contribution. Further, each director is also required to complete a self-evaluation which is then compared to the collective evaluation by that director’s peers. Following the completion of the evaluation and the confidential tabulation of the results, the Chair of the Board confidentially meets with each director to review the results of their evaluation and propose steps a director might consider to address any perceived shortcomings. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chair of the Board to review his evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and address any areas requiring improvement. These assessments serve to improve the Board’s oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

The Board does not have term limits for its directors. Rather, the Corporate Governance & Nominating Committee, in conjunction with the Chair of the Board, proactively identify an appropriate timeframe for the retirement and replacement of long serving directors. This process ensures healthy Board renewal while allowing for strategic timing of Board retirements. As an example of this process, Mr. Glen Roane retired from the Board in 2019. In anticipation of Mr. Roane’s retirement, the Board recruited Ms. Karen Clarke-Whistler to join the Board in December 2018. Another aspect of necessary Board renewal is to actively recruit individuals with diverse ideas and experience. To this end, the Board recognized the need to increase its collective experience with regards to U.S. unconventional oil and gas assets and recruited Ms. Judith Buie in January, 2020. Director succession planning is an integral part of the Corporate Governance & Nominating Committee’s mandate and the Board considers this strategy to be essential in maintaining its ability to effectively perform its functions.

Shareholder Engagement

During 2019, members of the Board and several executive officers of Enerplus engaged with various corporate governance stakeholders and Shareholders to listen to their opinions and concerns. The meetings often involved a dialogue on a variety of topics, including: ESG matters, executive compensation issues, disclosure practices, entity risk management, corporate operating results, capital allocation, liquidity issues, dividend strategy, portfolio management and commodity hedging. Based on Shareholder feedback, Enerplus expanded disclosure in the areas of Board continuing education, ESG implications for business strategy and compensation decisions, and peer selection and application for executive compensation benchmarking and relative performance assessments. In total, Enerplus representatives communicated with more than 50 Shareholders, representing approximately 48% of Enerplus’ issued and outstanding Common Shares.

Enerplus carries out its Shareholder engagement activities through a variety of methods. In addition to its annual Shareholder meeting, Enerplus participates in numerous investor conferences and one-on-one meetings. Enerplus also regularly communicates its quarterly results via audiocast and dial-in conference calls. Shareholders are encouraged to contact Enerplus’ Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with invaluable insight with regard to what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

BOARD MANDATE AND COMMITTEES

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board and the executive officers of Enerplus. The Board has five committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee Chairs and a general review of each of the Board committees and their respective functions. A copy of the Board’s mandate is included in Schedule A to this Information Circular and can be found on Enerplus’ website at www.enerplus.com.

The five Board Committees are:

•                  Audit & Risk Management Committee

•                  Compensation & Human Resources Committee

•                  Corporate Governance & Nominating Committee

•                  Reserves Committee

•                  Safety & Social Responsibility Committee

Committee charters can be found on Enerplus’ website.

Position Descriptions and Responsibilities

The Board has position descriptions for the Chair of the Board and for the committee Chairs (the “Chairs”). The Board and CEO have also developed a written position description for the CEO. These position descriptions can be found on Enerplus’ website.

The Board Chair is responsible for the management, development and effective leadership of the Board. The Board Chair’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views. The Board Chair is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee Chairs are based on each director’s knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and committee Chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members and Chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit & Risk Management Committee

Chair: Robert B. Hodgins

Members: Judith D. Buie, Michael R. Culbert, Susan M. MacKenzie, and Jeffrey W. Sheets

Accountability: Assists the Board in fulfilling its oversight responsibilities with respect to Enerplus’ financial reporting and risk management obligations.

Key Responsibilities:

•                  Review adequacy of Enerplus’ financial reporting and continuous disclosure

•                  Review Enerplus’ internal controls and policies, the certification process, and compliance with regulatory requirements over financial matters

•                  Evaluate and monitor the performance and independence of Enerplus’ external auditors

•                  Monitor the manner in which the business risks of Enerplus are identified and managed

Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Appendix D to Enerplus’ Annual Information Form for the year ending December 31, 2019 dated February 21, 2020, an electronic copy of which is available on the internet under Enerplus’ SEDAR profile at www.sedar.com, in Enerplus’ Form 40-F filed on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

Compensation & Human Resources Committee

Chair: Michael R. Culbert

Members: Hilary A. Foulkes, Robert B. Hodgins, and Jeffrey W. Sheets

Accountability: Assists the Board in fulfilling its duties regarding human resources policies, culture stewardship, corporate succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus’ executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains advice from external consultants regarding the compensation of executive officers to ensure achievement of compensation objectives.

Key Responsibilities:

•                  Review with the CEO his evaluation of the performance of the executive officers with reference to corporate and individual objectives

•                  Make base salary recommendations for the CEO and the other executive officers to the Board for its approval, having regard to executive compensation policies, programs and awards

•                  Make annual incentive recommendations to the Board for its approval, including establishing corporate objectives for bonus plans at the beginning of each year and measuring the degree of realization at the end of each year

•                  Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus’ long term incentive (“LTI”) plans

•                  Provide oversight of culture aspects of ESG, including reviewing culture and compensation programs to attract, motivate and retain the quality of personnel required to meet business objectives

•                  Review long term succession plans for executive positions

•                  Oversee assessment of Enerplus’ risks relating to its compensation philosophy, policies and practices, to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure in these respects

•                  Review management’s progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

Corporate Governance & Nominating Committee

Chair: Hilary A. Foulkes

Members: Karen E. Clarke-Whistler, Michael R. Culbert, and Robert B. Hodgins

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus’ internal practices and policies to ensure that such practices and policies reflect corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership on the Board.

Key Responsibilities:

•                  Assess and make recommendations as to the size, composition, expertise, engagement and effectiveness of the Board

•                  Ensure that the Board is equipped to provide oversight of ESG through providing education and maintaining adequate skills within the Board

•                  Recommend nominees for election or re-election to the Board

•                  Annually review the sustainability of each director’s continuation on the Board

•                  Facilitate an annual Board effectiveness session and a director peer-to-peer evaluation process to coordinate the implementation of suggested improvements and strategies

•                  Review and monitor the orientation of new directors

•                  Regularly review Enerplus’ corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable

•                  Review Enerplus’ annual disclosure of corporate governance practices

•                  Review director compensation and make recommendations to the Board annually

Reserves Committee

Chair: Sheldon B. Steeves

Members: Judith D. Buie, Hilary A. Foulkes, and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities with respect to public disclosure requirements and annual and interim reviews of Enerplus’ oil and natural gas reserves and resources.

Key Responsibilities:

•                  Recommend to the Board the engagement of the independent reserves evaluators

•                  Review management’s assessment of the work of the independent reserves evaluators annually, and if deemed advisable, obtain bids from other evaluators

•                  Review Enerplus’ procedures relating to the disclosure of information with respect to its reserves and resources

•                  Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management

•                  Meet in-camera with the independent reserves evaluators

•                  Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus’ reserves and resources data

•                  Receive, annually, signed independent reserves evaluators’ reports and a certificate of compliance and due diligence from management

•                  Make recommendations to the Board regarding the approval of Enerplus’ year-end reserves evaluations

Safety & Social Responsibility Committee

Chair: Susan M. MacKenzie

Members: Karen E. Clarke-Whistler, Hilary A. Foulkes, Jeffrey W. Sheets, and Sheldon B. Steeves

Accountability: Assists the Board in carrying out its responsibilities to provide oversight on management’s development and implementation of an effective safety and social responsibility management system. This ensures that Enerplus’ activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with Enerplus’ regulatory obligations.

Key Responsibilities:

•                  Review Enerplus’ Safety & Social Responsibility (“S&SR”) Policy on an annual basis

•                  Review Enerplus’ S&SR performance matters on a quarterly basis

•                  Review external and internal results from risk assessments, ongoing investigations and audits performed

•                  Generally, ensure the integrity of Enerplus’ S&SR programs and policies

•                  Ensure proper allocation of accountability for ESG disclosure related to water management, greenhouse gas (“GHG”) emissions, health and safety, and stakeholder engagement

•                  Participate in annual visits to one of Enerplus’ operated assets

•                  Receive an annual compliance certificate from management

DIRECTOR COMPENSATION

Philosophy

The Board, through the Corporate Governance & Nominating Committee, is responsible for benchmarking and designing the directors’ compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at or above the median. The overall objective is to ensure the director compensation program:

•                  Attracts and retains the services of highly qualified individuals

•                  Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

•                 Aligns the interests of the directors with Shareholders

Directors’ compensation includes annual retainers, travel fees (if applicable), and annual share-based awards (which can be accepted in the form of Common Shares, Deferred Share Units (“DSUs”) or, as of 2020, Restricted Share Units granted under the Director RSU Plan (“Director RSUs”). Directors are not eligible to receive other forms of equity incentive awards, such as stock options, incentive rights, or performance share units. Directors do not participate in any employee equity incentive plans.

The director compensation table set forth below only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Company. For information on Mr. Dundas’ compensation in his capacity as CEO, see the “Executive Compensation” section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis. They are also reimbursed for travel expenses related to their meeting attendance. In 2019, Enerplus combined the annual meeting fee with the annual cash retainer. There are no changes planned to the annual retainers and meeting fees for 2020.

2019 Annual Cash Retainer and Other Fees	Cash
Retainer for Board Chair	$145,000
Director Retainer	$60,000
Audit & Risk Management Committee Chair/Compensation & Human Resources Committee Chair	$20,000
Other Committee Chairs	$10,000
Travel Fee (per travel day, for directors travelling more than three hours by plane to attend a Board meeting)	$1,500

Share-Based Awards

Directors receive an annual equity retainer. Directors may elect, prior to the relevant calendar year, to receive their equity retainer as Common Shares issued under the Director Share Plan, DSUs granted under the Deferred Share Unit Plan or, as of 2020, Director RSUs, or a combination of each.

2019 Annual Equity Retainer	Equity
Retainer for Board Chair	$160,000
Director Retainer	$125,000

Director Share Plan

Under the Director Share Plan, on an annual basis, Common Shares are purchased by Enerplus on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual equity retainer in Common Shares. The Common Shares are not issued from treasury and such securities are not subject to any transfer or resale restrictions imposed on the directors. No directors elected to receive Common Shares under this plan in 2019.

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual equity retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s annual equity retainer that he or she had elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding calendar year. The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director’s termination date. If the director is a Canadian resident, the payment amount will be determined on either the director’s termination date or, at the director’s election, a date of the director’s choosing not later than December 1 of the calendar year following the director’s termination date. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the valuation date.

The plan was amended in 2014 to align the treatment of dividends with other LTI plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, based on dividends earned on those DSUs during the month, on a compounding basis.

Director RSU Plan

Starting in 2020, directors may elect to receive all or a portion of their equity retainer in Director RSUs issued under the Director RSU Plan. This plan is a phantom equity plan that settles underlying awards in cash and does not result in the issuance of treasury shares. Each Director RSU awarded entitles the holder to a cash payment equal to the value of one Common Share at the time of vesting. Director RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant. The value of each payment is calculated based on the number of Director RSUs vested at such date, including those obtained through the notional reinvestment of dividends, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the vesting date.

Director Summary Compensation Table and Outstanding Share-Based Awards

The following table summarizes the aggregate compensation provided to each of the independent directors in 2019. It also shows the market value of outstanding share-based awards, being only DSUs at such time, held by directors as of December 31, 2019. Mr. Dundas, the President & CEO of Enerplus, did not receive any compensation in his capacity as a director and does not hold any DSUs or other share-based awards available to independent directors.

In 2019, a total of $1,804,621 was paid to the directors in annual compensation consisting of: $586,429 in annual cash retainers, $1,079,192 in share-based retainers, $70,000 paid to those directors who acted as Chair of a committee, and $69,000 for travel fees.

	Annual Cash Retainer and Meeting Fees	Committee Chair Retainer	Travel Fees(1)	Share-Based Awards(2) (value awarded, and vested or earned, during the year)	Total Compensation	Market or Payout Value of Vested Share-Based Awards not Paid Out(3)
Name	$	$	$	$	$	$
Elliott Pew	145,000	—	18,000	159,997	322,997	967,494
Judith D. Buie(4)	—	—	—	—	—	—
Karen Clarke-Whistler	60,000	—	18,000	125,002	203,002	102,356
Michael R. Culbert	60,000	20,000	3,000	125,002	208,002	517,064
Hilary A. Foulkes	60,000	6,429	3,000	125,002	194,431	517,064
Robert B. Hodgins	60,000	20,000	3,000	125,002	208,002	380,822
Susan M. MacKenzie	60,000	10,000	3,000	125,002	198,002	715,530
Glen Roane(5)	21,429	3,571	—	44,181	69,181	—
Jeffrey W. Sheets	60,000	—	18,000	125,002	203,002	182,357
Sheldon B. Steeves	60,000	10,000	3,000	125,002	198,002	670,165
Total	$586,429	$70,000	$69,000	$1,079,192	$1,804,621	$4,052,852

Notes:

(1)         Travel fees of $1,500 per travel day are for directors travelling more than three hours by plane to attend a Board meeting and include travel to the annual strategy session.

(2)         Represents the value of DSUs granted to the various directors under the Deferred Share Unit Plan, as elected by each director, with respect to their 2019 share-based award entitlement. The number of DSUs granted in 2019 was calculated by dividing the dollar value of the portion of the directors’ equity retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last twenty trading days in 2018, which was $11.43.

(3)         Represents the market or payout value of all DSUs held by each director as of December 31, 2019 based on the closing price of Common Shares on the TSX on December 31, 2019 of $9.25. The number of DSUs held by each director as of March 19, 2020 is disclosed under “Director Equity Ownership Requirements”.

(4)         Ms. Buie joined the Board on January 1, 2020 and therefore received no compensation during 2019.

(5)         Mr. Roane retired from the Board effective May 9, 2019.

Director Equity Ownership Requirements

In order to further align the directors’ interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares, DSUs, and/or Director RSUs) equal to a minimum of three times their total annual compensation (i.e., their annual cash and equity retainers, excluding any committee Chair retainers and travel fees) within five years of their election to the Board.

Outlined below is the number and value of Common Shares, DSUs, and Director RSUs owned by each independent director as at March 19, 2020. Equity ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the “Executive Compensation” section in this Information Circular. The value of a director’s total equity ownership is calculated based on the higher of either the closing price of the Common Shares on the TSX on March 19, 2020 or their original purchase price (and in the case of DSUs and Director RSUs, their grant date fair value).

Currently, all director nominees have met their prescribed equity ownership level, other than Ms. Buie, Ms. Clarke-Whistler, and Mr. Sheets, who still have time remaining to achieve their equity ownership requirements. The table below shows the value of equity ownership for each of the independent directors, as well as the ownership requirement achievement deadline for those who have not yet met the requirement.

	Common Shares	DSUs(1)	Director RSUs(1)	Total Value of Equity Ownership	Equity Ownership Requirement	Ownership Requirement Achievement
Name	(#)	(#)	(#)	($)	($)	Deadline
Elliott Pew(2)	103,130	118,486	—	2,344,737	915,000	Achieved
Judith D. Buie(2)	—	14,219	—	125,183	555,000	January 1, 2025
Karen Clarke-Whistler	5,000	25,313	—	278,969	555,000	December 28, 2023
Michael R. Culbert	10,000	70,262	—	848,121	555,000	Achieved
Hilary A. Foulkes	15,000	56,044	14,219	668,057	555,000	Achieved
Robert B. Hodgins	37,373	43,808	7,109	1,125,342	555,000	Achieved
Susan M. MacKenzie	6,450	72,977	14,219	926,917	555,000	Achieved
Jeffrey W. Sheets(2)	14,198	19,765	—	357,383	555,000	December 17, 2022
Sheldon B. Steeves	1,600	84,016	—	894,092	555,000	Achieved

Note:

(1)         The number of DSUs and Director RSUs includes the value of reinvested dividends up to March 19, 2020.

(2)         The amounts represent the Canadian dollar equivalent of the U.S. dollar equity ownership value based on the exchange rate in effect on March 19, 2020 of US$1.00=CDN$1.4495.

EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus.

Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high-quality executive talent we need to deliver Shareholder value.

This letter provides an overview of Enerplus’ performance in 2019, the compensation decisions we made, including CEO compensation, and changes we have made that will impact executive compensation going forward.

2019 Corporate Performance

Enerplus’ key objective is to be one of the top performing energy companies in North America, while maintaining a strong balance sheet. Significant corporate achievements during 2019 relative to this objective include:

•                  Increased total average production by 8% (14% per share) year-over-year to 101,042 BOE/D

•                  Increased average liquids production by 9% (15% per share) year-over-year to 54,633 barrels per day

•                  Achieved adjusted funds flow of $709.0 million, which exceeded capital spending of $618.9 million and generated free cash flow of $90.1 million

•                  Returned $206.5 million to Shareholders through share repurchases and dividends

•                  Maintained strong financial flexibility; ended the year with a net debt to adjusted funds flow ratio of 0.6 times

•                  Achieved 139% proved plus probable reserves replacement, which reflects an increase of 3% (11% per share) year-over-year

•                  Developed an ESG strategy to assess material risks and created plans to address GHG emissions and freshwater use, which we identified as our two most critical focus areas, in addition to maintaining our ambition of zero health and safety incidents

•                  Strengthened our culture of accountability to deliver superior financial and operational results

On a Total Shareholder Return (“TSR”) basis, during 2019 Enerplus achieved 80th percentile returns relative to our U.S. performance peers, while modestly underperforming Canadian performance peers at the 39th percentile. Details related to our goals and achievements are provided under Short Term Incentive: 2019 Corporate Bonus Performance Assessment.

CEO Compensation Decisions

Every year, the Compensation & Human Resources Committee reviews executive pay and benchmarking analysis and evaluates compensation awards under various performance scenarios. The Committee considers corporate and individual performance results to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

In consideration of the Company’s strategic alignment to predominantly U.S. operations, to ensure Enerplus’ compensation practices remain competitive relative to its Canadian and U.S. based competitors, the Committee decided in 2019 to include U.S. peer market data for CEO and Senior Vice President compensation decisions using a weighting of 75% Canadian and 25% U.S. data.

Consistent with our commitment to be transparent about executive compensation, the following shows decisions the Board made with respect to Mr. Dundas’ compensation in 2019, as well as those made to date for 2020.

Compensation Element	2019 (as of December 31, 2019)	2020 (as of April 1, 2020)
Base Salary (year-over-year increase)	$615,000 (15.9% increase)	$627,000 (2.0% increase)
Bonus — Target (as a % of base salary)	$580,526 (100%)	$624,000 (100%)
Bonus - $ Amount (as % of target)	$651,931 (112% of target)	To be determined in 2021
LTI — Target (as a % of base salary)	$2,300,000 (400%)	$2,978,250 (475%)
LTI - $ Amount (as % of target)	$2,989,994 (130% of target)	$2,978,250 (100% of target)

Details on Mr. Dundas’ 2019 compensation are included in the “Named Executive Officer Profiles” section.

Compensation Program Changes

The following are recent changes to executive compensation programs and policies:

•                  Strengthened the ESG component of the 2020 corporate performance scorecard by prioritizing GHG emissions intensity and a reduction in freshwater use in our North Dakota operations

•                  Reduced the CEO’s severance entitlement in his executive agreement to 24 months from 30 months

•                  Increased CEO and SVP equity ownership guidelines to 5x and 3x base salary, respectively

•                  Updated the compensation peer group to better align with Enerplus’ size and operations, which includes using U.S. peers in addition to Canadian peers for the CEO, CFO, and COO positions

We continue to monitor feedback from Shareholders and shareholder advisory firms.

Shareholder Engagement on Executive Compensation

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. In 2019, as Board Chair and Chair of the Compensation & Human Resources Committee, we reached out to major shareholders to gather their thoughts on Enerplus. Through this outreach we personally engaged Shareholders representing approximately 15% of Enerplus’ issued and outstanding Common Shares to specifically discuss executive compensation and corporate governance issues. Feedback from those sessions has been incorporated into our disclosure and will be considered as we continue to evolve our practices.

Annually, Shareholders vote on the approval of the non-binding resolution on Enerplus’ approach to executive compensation. This resolution was approved by 93.28% of Shareholders who voted at the last Shareholder meeting. We trust we have made appropriate decisions to secure another favourable vote this year.

We welcome your input regarding our executive compensation philosophy and how to strengthen the linkage to corporate performance. Direct communication fosters trust and transparency and provides us with confidence that we are making the right decisions for Enerplus and its Shareholders. To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Sincerely,

“Elliott Pew”	“Michael R. Culbert”

Elliott Pew	Michael R. Culbert

Chair of the Board of Directors	Chair of the Compensation & Human Resources Committee

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice-President & Chief Financial Officer	SVP
Raymond J. Daniels	Senior Vice-President, Operations, People & Culture	SVP
Edward L. McLaughlin	President, U.S. Operations	VP
Nathan D. Fisher	Vice-President, U.S. Development & Geoscience	VP

On January 16, 2020, Enerplus announced that Mr. Daniels will be retiring from his position as Senior Vice-President, Operations, People & Culture effective April 15, 2020. Enerplus has appointed Wade Hutchings as Enerplus’ Senior Vice-President & Chief Operating Officer effective February 11, 2020. As Mr. Daniels qualified as a Named Executive Officer of Enerplus as at December 31, 2019, this Information Circular includes information regarding his compensation for 2019. It is anticipated that Mr. Hutchings’ 2020 compensation will be disclosed in Enerplus’ Information Circular next year.

Named Executive Officer Profiles

The following profiles provide you with an overview of each Named Executive Officer’s individual 2019 total compensation, comparison to 2018 compensation, and percentage of at risk compensation.

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Mr. Culbert serves as Chair, while other current members are Ms. Foulkes, Mr. Hodgins and Mr. Sheets. The Committee members’ experience in leadership roles throughout their careers, their extensive knowledge of the energy industry, and their mix of experience in the areas of operations, corporate strategy and financial matters, provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with corporate objectives and Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The following describes the annual compensation process and roles for various stakeholders. The Committee’s responsibilities are detailed in Schedule B.

1 Executive	2 Compensation & Human Resources Committee	3 Board of Directors	4 Shareholder Vote & Advisory Groups

Conducts analysis and creates a proposal	Reviews and modifies Management’s proposal and recommends to the Board	Reviews and approves the Committee’s recommendations	Participates in advisory vote

•              Develops draft corporate scorecard, corporate objectives and CEO objectives at the outset of the year

•              Conducts benchmarking

•                   Develops a compensation peer group

•                   Pay for performance analysis

•                   Evaluates executive compensation payouts under various performance scenarios

•              CEO proposes the corporate performance rating for the annual bonus pool using the corporate scorecard

•              CEO proposes recommendations concerning executive salaries, annual bonuses, and PSU and RSU awards, based on:

•                   Individual and corporate performance against specific objectives

•                   The competitive positioning of each executive’s compensation

•                   Internal equity

•                   Potential payouts of LTI

•                   Industry conditions

•              Recommends Board approval of the corporate scorecard, corporate objectives and CEO objectives

•              Approves the peer group

•              Reviews executive pay, benchmarking analysis, risk considerations, and evaluates future payouts

•              Consults with external compensation advisor to understand trends and new regulatory developments related to executive compensation and governance

•              Considers corporate and individual performance results used to develop executive compensation recommendations

•              Develops recommendations for the CEO’s annual compensation

•              May modify the CEO’s proposals for executive compensation

•              May modify the CEO’s recommendation for the corporate performance rating

•              Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels

•              Considers success in achieving corporate objectives as well as absolute and relative Shareholder returns when making these decisions

•              Enerplus voluntarily implemented a Shareholder advisory vote in 2014

•              Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies

•              Feedback is received from Shareholders throughout the year, including through Shareholder outreach, as appropriate

Use of External Advisors

The Compensation & Human Resources Committee regularly retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices.

Hugessen Consulting Inc. was initially retained in May 2015, following a formal request for proposals by the Committee, to be the Committee’s independent and primary executive compensation advisor. Hugessen’s primary mandate in both 2019 and 2018 was to advise the Committee on executive compensation and incentive plan design.

In order to ensure the independence of the Compensation & Human Resources Committee’s advisors, management must seek approval from the Committee prior to retaining Hugessen for other engagements. The following table reflects fees incurred in 2019 and 2018 for the engagement of external compensation consulting.

Consultant Engagement Fees

	2019	2018
Fee Type	($000s)	($000s)
Executive Compensation- Related Fees(1)	126.5	122.3
All Other Fees(2)	—	—
Total	126.5	122.3

Notes:

(1)         Compensation-related fees for services related to determining compensation for Enerplus’ executive officers. This work was completed at the request of the Compensation & Human Resources Committee.

(2)         No other fees have been paid to Hugessen.

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do

•                  Provide a meaningful part of executive compensation that is “at risk” and contingent upon corporate and individual performance

•                  Retain external compensation experts, who report directly to the Compensation & Human Resources Committee

•                  Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas

•                  Disclose the operational and financial performance drivers included in the corporate scorecard used to determine incentive payouts

•                  Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons

•                  Align executive interests with Shareholders’ by having equity ownership guidelines, including requiring the CEO to hold all vested LTI in Common Shares until his minimum ownership requirement is satisfied

•                  Mitigate risk by having anti-hedging and recoupment/clawback policies in place

•                  Include a “double trigger” in executive employment agreements so that severance payments are due upon a Change of Control only if employment is also effectively terminated

•                  Provide reasonable benefits and perquisites that are market competitive and within industry norms

•                  Provide long term incentive provisions upon retirement to encourage eligible executives’ voluntary retirement and to align retiring executives’ financial interests with continued long-term corporate performance

•                  Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote

What We Don’t Do

•                  Back-date, re-price or cancel Options (no Options are outstanding)

•                  Pay dividends on PSUs or RSUs prior to vesting

•                  Provide tax gross-ups

•                  Offer a pension plan

•                  Provide financial assistance to executives for any purpose

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus’ and the Shareholders’ best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus’ mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

•                  Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused on executive compensation

•                  Engagement by the Committee of an independent third-party consultant to review the executive compensation programs to provide additional objectivity

•                  A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus’ compensation programs are deviating from its pay philosophy and market practices

•                  Review and evaluate proposed plan designs

•                  Monitor incentive program performance

•                  Review CEO and executive officers’ objectives and goals

Compensation Design Elements

•                  A significant portion of the executives’ compensation package is comprised of “at risk” elements such as LTI and short term incentive bonus. This “at risk” compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives

•                  Minimum equity ownership requirements for executive officers ensure that executives are also Shareholders and, therefore, increase alignment with Shareholders’ interests

•                  An annual incentive plan coupled with a three-year vesting of LTI awards ensures focus on both near term performance and long term value creation

Equity Ownership Requirements

To align executive and Shareholder interests, all executives have a minimum equity ownership threshold that must be achieved within five years of the date of their appointment as an executive of Enerplus. In the event of an increased ownership threshold resulting from a change in policy or promotion to a higher executive level, an executive must achieve the higher ownership threshold within three years of the change.

In 2019, Enerplus increased the CEO and Senior Vice-Presidents’ equity ownership requirements to 5x and 3x base salary, from 3x and 2x base salary, respectively. Each executive must hold Enerplus equity valued at or greater than the multiples of base salary shown at right.

Position	Multiple of Salary
Chief Executive Officer	5X
Senior Vice-President	3X
Vice-President	1X

At least one-half of an executive’s ownership requirement must be in Common Shares. The remainder is permitted to be held in unvested RSUs.

Until the CEO satisfies the equity ownership threshold, any vested LTI awards must be held in the form of Common Shares. This mandatory hold period is designed to accelerate the achievement of equity ownership compliance.

As of March 19, 2020, all Named Executive Officers complied with Enerplus’ equity ownership guidelines or had time remaining to reach compliance.

	Common Shares (1)	RSUs (1)	Total Value of Equity Ownership (2)	Equity Ownership Requirement
Name	(#)	(#)	($)	($)
Ian C. Dundas	145,752	148,178	4,176,642	3,075,000
Jodine J. Jenson Labrie	77,892	67,403	1,193,597	1,200,000
Raymond J. Daniels	20,861	61,568	1,051,984	1,127,667
Edward L. McLaughlin(3)	21,042	39,450	700,484	489,206
Nathan D. Fisher(3)	26,091	34,358	652,607	420,355

Notes:

(1)         Number of Common Shares and RSUs beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer as of March 19, 2020.

(2)         Based on the higher of the closing price of the Common Shares on the TSX of $2.12 per Common Share on March 19, 2020 or their book value at the time of acquisition or grant.

(3)         Messrs. McLaughlin and Fisher are U.S. employees paid in U.S. dollars. The amounts represent the Canadian dollar equivalent of the U.S. dollar equity ownership value based on the exchange rate in effect on March 19, 2020 of US$1.00=CDN$1.4495.

Anti-Hedging Policy

Enerplus believes that the interests of the directors and executives should be aligned with other Shareholders. To promote this alignment, our Code of Business Conduct expressly prohibits directors and employees, including all executives, from entering any type of hedging transaction involving Enerplus securities.

Clawback Policy

Any officer or employee who has committed fraud or another illegal act affecting Enerplus’ financial results which could cause the restatement of such results shall be required to repay any incentive-based awards and compensation paid to that individual for the financial year in question.

Additionally, Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive’s compensation. In Enerplus’ case, the elements include annual bonus and PSUs. Enerplus abides by these laws.

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top North American talent while balancing risk, short term performance and long term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance and peer group compensation, and positions executive compensation below, at or above the median based on the particular executive’s role, performance, knowledge and experience. Canadian executives who meet the following criteria, namely our CEO and SVPs, are benchmarked relative to Canadian and U.S. compensation data from organizations identified as compensation peers. Considerations include whether:

•                  The role has significant oversight or responsibilities for operations in the United States.

•                  The role could reasonably be located in the United States.

•                  If the position were vacant, Enerplus would conduct a search in Canada and the United States for a replacement.

•                  Based on the incumbent’s U.S.-specific knowledge and experience, the executive could be a candidate for comparable roles with U.S.-based peers.

All other executives are benchmarked relative to compensation data for their home country. Our programs are reviewed regularly against the relevant peer groups to ensure market competitiveness.

Enerplus employs the following sequence when determining executive compensation and the desired outcomes of our rewards philosophy:

1 Factors we Consider	2 Executive Compensation Design	3 Executive Outcomes we Achieve	4 Business Outcomes we Deliver

• Corporate Performance	• Base Salary	• Attract	• Positive Results
• Individual Performance	• Bonus	• Motivate	• Shareholder Value Creation
• Scope of Role	• LTI	• Retain
• Executive Expertise	• Other Compensation	• Reward
• Peer Practices

Compensation Peer Group

Every year, the Compensation & Human Resources Committee approves a comparator group of companies (referred to in this Information Circular as the “Compensation Peer Group”) for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues.

In consideration of the Company’s strategic alignment to predominantly U.S. operations, to ensure Enerplus’ compensation practices remain competitive relative to its Canadian and U.S. based competitors, the Committee decided in 2019 to include U.S. peer market data for CEO and Senior Vice President compensation decisions using a weighting of 75% Canadian and 25% U.S. data.

The 2019 Compensation Peer Groups used to benchmark CEO and SVP compensation are shown below. Messrs. McLaughlin and Fisher are U.S.-based employees and the benchmarking for their compensation was based on a peer group of U.S. exploration and production companies compiled by Mercer. The peer groups used to calculate relative performance under the Company’s long-term incentive plan include a broader list of organizations and are shown below in the “Long Term Incentives” section.

2019 Canadian Compensation Peer Group		2019 U.S. Compensation Peer Group
ARC Resources Ltd.	Peyto Exploration & Development Corp.	Callon Petroleum Company	Oasis Petroleum Inc.
Baytex Energy Ltd.	Seven Generations Energy Ltd.	Carrizo Oil & Gas, Inc.	QEP Resources, Inc.
Birchcliff Energy Ltd.	Tourmaline Oil Corp.	Extraction Oil & Gas Inc.	SM Energy Company
Crescent Point Energy Corp.	Vermilion Energy Inc.	Jagged Peak Energy LLC	SRC Energy Inc.
MEG Energy Corp.	Whitecap Resources Inc.	Laredo Petroleum, Inc.	Whiting Petroleum Corporation
Paramount Resources Ltd.		Matador Resources Company

Pay “At Risk”

Enerplus ensures that a meaningful portion of executive pay is “at risk” - meaning that it is not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives’ total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Enerplus’ relative TSR. For the 2019 performance year, the following table shows the mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO and other Named Executive Officers relative to total compensation.

In 2019, Enerplus believes the proportion of the Named Executive Officers’ target “at risk” compensation was aligned with Enerplus’ peer group.

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the “at risk” and “not at risk” components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation
	Base Salary	Other Compensation	Short Term Incentives	Long Term Incentives (LTI)
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive’s role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is up to 2X target based on individual and corporate performance, long term contribution potential of executive, and peer group market data
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board

RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid

PSUs — Payout amounts range from 0X-2X the grant amount, are linked to Enerplus’ relative three-year TSR, and adjusted for dividends paid

Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Semi-monthly	Semi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Vest on third year anniversary of grant

Base Salary

Base salaries form the foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the applicable compensation peer group and sets an individual’s salary according to the executive’s role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as follows:

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the executive’s level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

	2020 Targets and Bonus Weightings
Position	Target (% of Salary)	Individual Weighting	Corporate Weighting
CEO	100%	30%	70%
SVP	75%	40%	60%
VP	50%	50%	50%

Individual performance ratings range from zero to two times the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. Executives set their individual performance goals at the outset of the year in consultation with their senior executive, or in the case of the CEO, the Board Chair. Individual performance is then assessed by comparing achievements in the year relative to the predetermined goals. The CEO’s individual performance goals are largely reflected in the corporate performance summary and scorecard.

The corporate performance rating also ranges from zero to two times and is assessed by the Board using the corporate scorecard.

Long Term Incentives (LTI)

Executive LTI program awards are granted under the Share Award Incentive Plan and consist of 75% PSUs and 25% Restricted Share Units RSUs.

The target grant value is aligned with median competitive pay and is expressed as a percentage of an executive’s salary. The actual grant awarded is generally around target but may be adjusted by the Board based on individual and corporate performance, long term contribution potential of the executive, competitive market practices, time in and scope of role, and previous LTI awards that are outstanding at the time of a new grant.

2020 Targets
Position	Target (% of Salary)
CEO	475%
SVP	325%
VP	150%-175%
PSUs - 75%	RSUs - 25%

Grants, when vested, are settled with Common Shares issued from treasury and, if previously determined by Enerplus, are subsequently sold on the TSX, and the recipients receive the cash proceeds from the sale. Alternatively, if determined by Enerplus, in its sole discretion, the grants made under the Share Award

Incentive Plan may be settled in cash. In all cases, the compensation received by the executive is directly tied to Enerplus’ share price performance. Enerplus’ LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus’ share price performance (in the case of RSUs and PSUs) and Enerplus’ relative TSR (in the case of PSUs).

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

The PSU performance multiplier is calculated based on Enerplus’ three-year TSR percentile rank relative to the members of the Company’s performance comparator group(s) specified by the Board at the time of grant. Under the Share Award Incentive Plan, performance below the 25th percentile results in zero payout.

Information about the Named Executive Officers’ LTI awards is reflected under “Executive Compensation Tables - Summary Compensation Table”. A summary of the Share Award Incentive Plan under which grants are outstanding as of the date of this Information Circular is contained under “Additional Information” in Schedule D of this Information Circular.

The following shows the organizations selected by the Board to form the comparator groups for each of the 2017, 2018 and 2019 PSU awards. The Board selected these organizations based on comparability of market capitalization, assets, and/or geography of operations. The Board began selecting industry peers from the Unites States, in addition to Canada, in 2018. Where the Board has selected American peers, the payout multiplier calculation will contemplate performance relative to peers from each country separately, and then average the two results in a manner determined by the Board to calculate the final payout multiplier.

	Performance Group				Performance Group
Canadian Comparators	2017	2018	2019	US Comparators	2018	2019
Advantage Oil & Gas Ltd.	✓	✓	✓	Antero Resources Corporation	✓	✓
ARC Resources Ltd.	✓	✓	✓	Bonanza Creek Energy, Inc.	✓	✓
Baytex Energy Corp.	✓	✓	✓	Cabot Oil & Gas Corporation	✓	✓
Birchcliff Energy Ltd.	✓	✓	✓	Callon Petroleum Company	✓	✓
Bonavista Energy Corporation	✓	✓	✓	Carrizo Oil & Gas, Inc.	✓	✓
Bonterra Energy Corp.	✓	✓		Centennial Resource Development Inc.	✓	✓
Canadian Natural Resources Ltd.	✓			Chesapeake Energy Corporation	✓	✓

	Performance Group				Performance Group
Canadian Comparators	2017	2018	2019	US Comparators	2018	2019
Cardinal Energy Ltd.		✓	✓	Cimarex Energy Co.	✓	✓
Crescent Point Energy Corp.	✓	✓	✓	Diamondback Energy Inc.	✓
Crew Energy Inc.	✓	✓		Eclipse Resources Corporation	✓
Encana Corporation	✓	✓	✓	Energen Corporation	✓
Freehold Royalties Ltd.	✓			EQT Corporation	✓	✓
Gran Tierra Energy Inc.	✓			Extraction Oil & Gas Inc.	✓	✓
Kelt Exploration Ltd.	✓	✓	✓	Gulfport Energy Corporation	✓
MEG Energy Corp.	✓			Halcon Resources Corporation	✓	✓
NuVista Energy Ltd.	✓	✓	✓	HighPoint Resources Corp.		✓
Obsidian Energy Ltd.		✓	✓	Jagged Peak Energy LLC	✓	✓
Paramount Resources Ltd.		✓	✓	Laredo Petroleum, Inc.	✓	✓
Parex Resources Inc.	✓			Matador Resources Company	✓	✓
Pengrowth Energy Corporation		✓	✓	Newfield Exploration Company		✓
Peyto Exploration & Development Corp.	✓	✓	✓	Oasis Petroleum Inc.	✓	✓
PrairieSky Royalty Ltd.	✓			Parsley Energy Inc.	✓	✓
Raging River Exploration Inc.	✓	✓		PDC Energy, Inc.	✓	✓
Seven Generations Energy Ltd.	✓	✓	✓	QEP Resources, Inc.	✓	✓
Spartan Energy Corp.	✓	✓		Range Resources Corporation	✓	✓
Surge Energy Inc.	✓		✓	Resolute Energy Corporation	✓	✓
Tamarack Valley Energy Ltd.	✓	✓		RSP Permian, Inc.	✓
TORC Oil & Gas Ltd.	✓	✓	✓	SM Energy Company	✓	✓
Tourmaline Oil Corp.	✓	✓	✓	Southwestern Energy Company	✓	✓
Vermilion Energy Inc.	✓	✓	✓	SRC Energy Inc.	✓	✓
Whitecap Resources Inc.	✓	✓	✓	Whiting Petroleum Corporation	✓	✓
				WildHorse Resource Development Corporation	✓	✓
				WPX Energy, Inc.	✓	✓

Savings Plan

For Canadian executives, Enerplus contributes 2% of base salary, plus matched individual contributions on a one-to-one basis up to a maximum employer contribution of 10% of salary. Contributions are made to a retirement savings or non-registered plan at the executive’s direction.

For American executives, Enerplus contributes to a 401(k) Plan. The 2019 employer contribution was 2% of cash earnings, plus matching of individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 8% of earnings or US$22,400.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services. Perquisites provided are nominal and average less than 5% of a Named Executive Officer’s total compensation. Enerplus does not have a pension plan.

2019 Compensation of Named Executive Officers

2019 Compensation Determination

The Board approved the following compensation decisions, which are also reflected in the Executive Compensation Tables.

•                  Four of the five Named Executive Officers received base salary increases in 2019. These increases ranged from 3.8% to 15.9%.

•                  Cash bonus awards for 2019 were approved and paid to the Named Executive Officers in March 2020, with consideration of a corporate performance rating of 1.09. NEO cash bonuses, as a percentage of target, ranged from 109% to 115%.

•                  The grant date fair value of 2019 LTI was determined by the Board in February 2019. NEO LTI awards, as a percentage of target, ranged from 100% to 130%.

•                  The 2017 PSU award vested on December 31, 2019. Relative performance was at the 90th percentile, resulting in a performance multiplier of 2.0X.

These compensation decisions were made based on each Named Executive Officer’s individual performance, corporate performance, market competitive compensation levels for their position, and time in and scope of role. The aggregate remuneration paid to, or earned by, all Named Executive Officers in 2019 was $11,297,916.

Short Term Incentive: 2019 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal-setting process and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2019, the Committee used a scorecard approach based on the following five performance categories:  ESG, operational growth, inventory growth, execution of Enerplus’ long-term strategy and relative TSR.

Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgment and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may revise the calculated corporate rating if, in its application of informed judgment, it deems a revision to be warranted.

The performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive’s bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board’s performance expectations.

2019 Corporate Performance Summary

The table below shows the 2019 corporate scorecard and associated calculated corporate rating.

	Goal			2019		Category		Weighted
Performance Metric	Min	Target	Max	Result	Rating	Weight	Score	Score	Total
Environmental, Social & Governance — 15%
Lost Time Injury Frequency	0.50	0.35	0.20	0.41	0.60	15%
Lost Time Injuries — Serious Injury or Fatality Potential	2	1	0	0	2.00	25%
Motor Vehicle Incidents (Level 3-5)	1	0	0	0	2.00	15%
% of Leader Safety Activities (>=8/year)	25%	100%	100%	100%	2.00	25%	1.59	0.24
Environmental Releases (Level 3-5)	1	0	0	0	2.00	10%
Average Volume per Release (1-2 severity)	20	10	5	30	0.00	10%
Operational Growth — 40%
Production (Liquids) (MBBL/D) (AA)	54.7	55.2	55.7	54.6	0.00	25%
Production (Gas) (MBOE/D) (AA)	42.0	43.0	44.0	46.4	2.00	5%
Internal Rate of Return (%)	28.5%	30.0%	31.5%	31.6%	2.00	25%			1.09
Capital excl. Cap G&A ($MM)(1)	631	606	581	594	1.46	10%	0.95	0.38
Opex excl. Marcellus ($/BOE) (1)	12.06	11.77	11.46	12.33	0.00	20%
F&D Cost Oil ($/BOE) (1)	22.00	18.75	11.50	18.79	0.99	10%
F&D Cost Gas ($/Mcf) (1)	1.10	0.80	0.50	0.38	2.00	5%
Inventory Growth — 20%
Add top quartile drilling inventory with scope	Subjective Assessment				0.50	100%	0.50	0.10
Execution of Enerplus’ Long-Term Strategy — 10%
Advance our long term strategy	Subjective Assessment				1.63	100%	1.63	0.16
Total Shareholder Return — 15%
Relative TSR (percentile)	p25	p50	p75	p60	1.40	100%	1.40	0.21

Note:

(1)         The figures shown above reflect Management’s best estimates at the time of the January Board meeting. Finalized actual results differed for the following four metrics: Capital excl. Cap G&A ($MM) — 596; Opex excl. Marcellus ($/BOE) — 12.26; F&D Cost Oil ($/BOE) — 18.89; and F&D Cost Gas ($/Mcf) — 0.33. Had these figures been used in the above calculation, the calculated corporate rating would have been 1.08.

The Board approved the corporate rating of 1.09 as calculated in January 2020.

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the LTI award for each Named Executive Officer based on individual and corporate performance and the market competitiveness of LTI awards for their position, as well as time in and scope of role.

The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2019:

Name	PSU Award(1) (#)	RSU Award(1) (#)	Total Grant Value ($)

Ian C. Dundas	196,278	65,426	2,989,994
Jodine J. Jenson Labrie	87,439	29,146	1,331,995
Raymond J. Daniels	88,831	29,610	1,353,200
Edward L. McLaughlin(2)	52,051	17,350	792,913
Nathan D. Fisher(2)	46,003	15,334	700,781

Notes:

(1)         The actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ended December 31, 2018, which was $11.43.

(2)         Messrs. McLaughlin and Fisher are U.S. employees paid in U.S. dollars. The total LTI value is determined in U.S. dollars and is reflected in Canadian dollars based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3425.

Corporate Performance Relative to Executive Compensation

The graph at right illustrates Enerplus’ cumulative TSR compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of $100 from the period of December 31, 2014 to December 31, 2019, assuming reinvestment of all dividends. It shows that Enerplus has outperformed energy sector peers on a three and five-year basis.

On a grant date fair value basis, approximately two thirds of Enerplus’ NEO pay is awarded in LTI grants.

The following graphs illustrate how Enerplus’ NEO pay is linked to absolute and relative TSR. Where relative TSR equals or exceeds the 75th percentile, as it has for PSU awards made in 2015 through 2018, the associated PSU Performance Multiplier is 2.00x. For relative TSR at the 60th percentile, which is the relative performance result as of December 31, 2019 for the 2019 PSU award, the PSU Performance Multiplier would be 1.28x. The graph at left compares the grant date fair value of NEO LTI awards, as reported in the Summary Compensation Table, to the payout value of such grants made over the period from 2015 to 2019. Note that because at least a portion of the 2017, 2018, and 2019 estimated payouts of share-based awards are projected, actual realized payouts will vary from the estimates shown above, based on both absolute and relative TSR during 2020 to 2023.

Notes:

(1)         The individuals whose LTI is reflected in the above table are the NEOs included in this Information Circular, whether or not they were considered an NEO in the year of grant.

(2)         The grant date fair value of awards aligns with the values disclosed by Enerplus in each given year in the Summary Compensation Table and reflects what the Board intended to award to the NEOs under various LTI plans.

(3)         Where share-based awards have vested, in whole or in part, the estimated realized and realizable value reflects the actual  amounts paid to the NEOs as of December 31, 2019 for the vested portion of awards granted in that year (e.g., the estimated realized and realizable value shown for 2015 share-based awards reflects payments made to the NEOs in 2016, 2017 and 2018, and for 2017 share-based awards reflects payments made in respect of the portion of RSU awards that vested in March 2018 and March 2019, and the PSU award that vested on December 31, 2019). Where all or a portion of those share-based awards were not vested as of December 31, 2019, the estimated realized and realizable value reflects the estimated market value of the unvested portion of the award, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2019.

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the NEOs in 2019, 2018 and 2017. Enerplus does not have a pension plan or similar deferred compensation plans. No option-based awards have been granted since 2014.

All dollar figures shown below are in Canadian dollars; Messrs. McLaughlin and Fisher are U.S. employees paid in U.S. dollars and the amounts presented have been converted as described in the notes following the table.

Name and Position	Year	Salary	Share-based awards(1)	Non-equity incentive plan compensation: annual incentive plans(2)	All other compensation(3)	Total compensation
		($)	($)	($)	($)	($)
Ian C. Dundas CEO	2019	580,526	2,989,994	651,931	121,185	4,343,633
	2018	527,203	2,758,266	635,174	115,698	4,036,341
	2017	517,500	2,587,491	656,190	112,869	3,874,050

Jodine J. Jenson Labrie Senior Vice- President & Chief Financial Officer	2019	377,500	1,331,995	256,851	72,530	2,038,876
	2018	342,503	1,207,498	289,346	68,730	1,908,077
	2017	311,259	1,056,031	267,060	65,256	1,699,606

Raymond J. Daniels Senior Vice-President, Operations, People & Culture	2019	375,889	1,353,200	260,266	72,278	2,061,633
	2018	373,597	1,353,199	306,348	71,957	2,105,101
	2017	366,721	1,100,159	314,647	64,270	1,845,797

Edward L. McLaughlin(4) President, U.S. Operations	2019	434,286	792,913	237,771	52,186	1,517,156
	2018	438,165	799,300	293,570	54,022	1,585,057
	2017	388,584	722,517	276,866	49,176	1,437,143

Nathan D. Fisher(4) Vice-President, U.S. Development & Geosciences	2019	372,350	700,781	213,171	50,316	1,336,618
	2018	375,240	636,432	270,173	52,303	1,334,148
	2017	338,715	539,822	249,802	48,348	1,176,687

Notes:

(1)         Represents the Board’s determination of the fair value on the date of grant of the PSUs and RSUs awarded to the NEOs under the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See “Additional Information” in Schedule D for a summary of the Share Award Incentive Plan.

For RSUs and PSUs granted in 2019, 2018 and 2017, the actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding year.

The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

(2)         Represents the cash bonus awards earned by the NEOs for performance in the applicable year, which were determined and paid in March of the following year.

(3)         Reflects payments made by Enerplus to each of the NEOs for health benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. All perquisites represent less than 25% of the value reported under “All other compensation”, except for Savings Plan and 401(k) contributions, which represent 48% to 58% of each NEO’s total perquisites in 2019.

(4)         Messrs. McLaughlin and Fisher are U.S. employees paid in U.S. dollars. The amounts presented for share-based awards represent the Canadian-dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3425 for 2019 awards, US$1.00=CDN$1.2776 for 2018 awards, and US$1.00=CDN$1.3329 for 2017 awards. All other amounts represent the Canadian-dollar equivalent of the U.S. dollar based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.2988 for 2019, US$1.00=CDN$1.3642 for 2018, and US$1.00=CDN$1.2545 for 2017.

Outstanding Option-Based and Share-Based Awards as of December 31, 2019

The following table includes all awards outstanding as of December 31, 2019 under the Stock Option Plan, as these awards are considered “option-based awards” under applicable securities laws. Following the adoption of the Share Award Incentive Plan in 2014, Enerplus has not made any grants under the Stock Option Plan, and all outstanding Options expired unexercised on March 5, 2020.

The table also includes outstanding awards as of December 31, 2019 under the Share Award Incentive Plan, as these awards are considered “share-based awards” under applicable securities laws. There were no share-based awards that vested in 2019 but have not been paid out or distributed as of December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name	Common Shares underlying unexercised Options (#)	Exercise prices of Options ($)	Option expiration dates	Value of unexercised in-the-money Options(1) ($)	Number of Share-Based awards that have not vested(2) (#)	Market or payout value of Share-Based awards that have not vested(3) ($)
Ian C. Dundas	140,915	15.77	March 5, 2020	—	376,198 PSUs	5,652,452
	397,972	13.96	March 5, 2020	—	122,603 RSUs	1,134,078

Jodine J. Jenson Labrie	57,199	13.96	March 5, 2020	—	166,203 PSUs	2,492,412
	24,395	18.05	March 5, 2020	—	53,666 RSUs	496,411

Raymond J. Daniels	192,814	13.96	March 5, 2020	—	177,099 PSUs	2,684,717
					56,536 RSUs	522,958

Edward L. McLaughlin	50,000	13.96	March 5, 2020	—	104,189 PSUs	1,580,837
					33,737 RSUs	312,067

Nathan D. Fisher	21,844	13.96	March 5, 2020	—	87,517 PSUs	1,312,685
					28,146 RSUs	260,351

Notes:

(1)         The value of the unexercised in-the-money Options as of December 31, 2019 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2019 of $9.25 per Common Share over the applicable exercise price. All outstanding Options were vested as at December 31, 2019. All of these Options expired unexercised on March 5, 2020.

(2)         Represents the number of RSUs awarded in 2017, 2018, and 2019 and PSUs awarded in 2018 and 2019 pursuant to the Share Award Incentive Plan, and which were outstanding as at December 31, 2019.

(3)         The estimated future payouts represent Enerplus’ estimate, as at December 31, 2019, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2019 of $9.25 per Common Share.

For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0X at the time of grant and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

For PSUs, the estimated market or payout value reflects a relative performance factor (“Multiplier”) of 2.00X and 1.28X for PSUs granted in each of 2018 and 2019, respectively, and which corresponds to Enerplus achieving the 98th and 60th percentiles, respectively, compared to its performance peer groups, in each case up to December 31, 2019. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the NEOs in respect of such PSUs upon vesting may vary from the amounts indicated.

PSUs vest 100% on the applicable December 31st, which is approximately three years from the date of grant. RSUs vest as to one-third each year on the first, second and third anniversaries of the date of grant. Accordingly, PSUs granted effective January 1, 2017 vested on December 31, 2019, while none of the PSUs granted in 2018 or 2019 were vested as of that date. Two thirds of the RSUs granted in 2017 and one third of the RSUs granted in 2018 were vested as of December 31, 2019, but none of the RSUs granted in 2019 were vested as of that date.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2019 for each NEO under the Stock Option Plan (which are “option-based awards”) and under the Share Award Incentive Plan (which are “share-based awards”), as well as the amount of non-equity incentive plan awards.

Name	Option-Based awards - Value vested during the year(1)	Option-Based awards - Value realized upon exercise during the year(2)	Share-Based awards - Value vested during the year(3)	Non-equity incentive plan compensation - Value earned during the year(4)
	($)	($)	($)	($)
Ian C. Dundas	—	—	3,829,456	651,931
Jodine J. Jenson Labrie	—	—	1,571,743	256,851
Raymond J. Daniels	—	—	1,684,130	260,266
Edward L. McLaughlin(4)	—	—	1,086,638	237,771
Nathan D. Fisher(4)	—	—	808,698	213,171

Notes:

(1)         All Options vested prior to 2019.

(2)         None of the NEOs exercised Options during 2019.

(3)         Represents the aggregate value that the NEOs received from PSUs and RSUs granted pursuant to the Share Award Incentive Plan that vested in 2019. This includes PSUs awarded in 2017 and one-third of the RSUs granted in each of 2016, 2017 and 2018. The 2017 PSUs vested on December 31, 2019 and achieved a performance factor of 2.0X. The Board determined, in advance of the PSU vest date, to incorporate returns for peers that ceased to exist prior to the vest date in the performance factor calculation. Without such an amendment, the performance factor would have been unchanged. The Common Shares underlying the vested PSUs were sold at a price of $9.31, and the cash sale proceeds were paid to the NEO. The RSUs vested in early March 2019 and the underlying Common Shares of the vested RSUs were sold at an average price of $11.18, and the cash sale proceeds were paid to the NEO.

(4)         Represents the cash bonus awards earned by the NEOs for 2019 performance, which were paid in March 2020. Messrs. McLaughlin’s and Fisher’s cash bonuses were paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2019, being US$1.00=CDN$1.2988.

Termination and Change of Control Benefits

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

•                  Must execute a release that releases Enerplus from further obligations and liabilities to the executive;

•                  May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;

•                  May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,

•                  May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus’ operations or business opportunities.

In addition to the terms of the employment agreements, the terms of the relevant LTI plans provide for accelerated vesting and/or payout of outstanding grants in certain circumstances involving termination of employment, a Change of Control or certain corporate transactions involving Enerplus. See Schedules D and E for additional information regarding the Share Award Incentive Plan and the Stock Option Plan, respectively.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date, per the applicable plans	Cease on termination date

Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years’ bonus multiplied by the severance period

Per employment agreements, all PSUs and RSUs vest upon termination date; PSUs vest with the performance multiplier calculated as of the termination date (1)

All options immediately vest and expire 90 days following termination date, per the Stock Option Plan

Lump sum cash payment in lieu of benefits and perquisites for the severance period

Death or Disability	None	None

PSUs and RSUs vest upon death or termination due to disability (PSUs vest with the performance multiplier calculated as of the termination date), per the Share Award Incentive Plan

Options expire 90 days following termination date, per the Stock Option Plan

Cease on termination date

Retirement	None	None	All remaining PSUs and RSUs continue to vest as scheduled, per the Share Award Incentive Plan (with most recent PSU and RSU awards pro-rated) Options expire per the Stock Option Plan	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Notes:

(1)         In the case of Mr. Fisher, only those PSUs and RSUs that would otherwise vest, but for his termination, during his severance period will automatically vest upon his termination date.

Estimated Incremental Payments for Termination as of December 31, 2019

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the NEOs, or in the case of death, their estates, had their employment with Enerplus terminated as of December 31, 2019. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Option-Based and Share-Based Awards Tables. This is a reflection of different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause or For Good Reason Following a Change of Control

Name	Severance Period	Salary(1)	Annual Incentive Bonus(2)	Option- Based Award Payments(3)	Share-Based Award Payments(4)	Benefits & Perquisites(5)	Total
	(Months)	$	$	$	$	$	$
Ian C. Dundas(6)	24	1,230,000	1,291,364	—	6,909,382	218,481	9,649,227
Jodine J. Jenson Labrie	24	800,000	556,406	—	3,042,750	152,253	4,551,409
Raymond J. Daniels	24	751,778	620,995	—	3,266,180	146,675	4,785,628
Edward L. McLaughlin(7)	15	547,931	353,837	—	1,927,519	100,545	2,929,832
Nathan D. Fisher(7)	15	470,815	322,403	—	1,001,651	112,992	1,907,861

Notes:

(1)         Represents the NEO’s 2019 annual salary in effect at December 31, 2019 multiplied by the severance period.

(2)         Based on the average of annual incentive bonuses received by the NEO in respect of 2017 and 2018, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2019.

(3)         There were no unvested Options outstanding as of December 31, 2019.

(4)         Depending on the applicable executive employment agreement, either all or a portion of unvested PSUs and RSUs as at December 31, 2019 would immediately vest and be paid to the NEO. The amounts represent the estimated market value of such outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2019, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 2.00X and 1.28X for PSUs that vest on December 31, 2020 and December 31, 2021, respectively.

(5)         The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the NEOs.

(6)         Notwithstanding the above calculation, which reflects Mr. Dundas’ December 31, 2019 base salary and a severance multiple of 24 months, had Mr. Dundas’ employment been terminated without Just Cause or For Good Reason following a Change of Control as of December 31, 2019, his total severance would have been $10,203,282. This reflects the agreement the Board made with Mr. Dundas when it reduced his severance entitlement to 24 months from 30 months. Under this agreement, the severance amounts that Mr. Dundas would receive for termination in the circumstances as above would be not less than $3,293,900 plus the value of his share-based award payment.

(7)         For Messrs. McLaughlin and Fisher, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.2988 in effect December 31, 2019.

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to option-based and share-based award payments that would be made in accordance with the relevant incentive plan terms and Enerplus’ retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability(1)	Retirement(2)
	$	$
Ian C. Dundas	6,909,382	n/a
Jodine J. Jenson Labrie	3,042,750	n/a
Raymond J. Daniels	3,266,180	2,355,723
Edward L. McLaughlin	1,927,519	1,394,033
Nathan D. Fisher	1,001,651	n/a

Notes:

(1)         Represents the estimated incremental payment for Share-Based awards that would have been made to an NEO by reason of death or termination due to disability on December 31, 2019. No incremental payments would be made for Options, as all Options were vested as of December 31, 2019.

(2)         Only Messrs. Daniels and McLaughlin were eligible to retire as of December 31, 2019. Represents the aggregate value of the Share-Based awards that each such executive would have received upon an effective retirement date of December 31, 2019. No other NEOs were eligible to retire as at December 31, 2019 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus and a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms, except that the most recent RSU and PSU awards are pro-rated.

ADDITIONAL INFORMATION

Schedule A:	Mandate of the Board of Directors
Schedule B:	Annual Responsibilities of the Compensation & Human Resources Committee
Schedule C:	Securities Authorized For Issuance Under Equity Compensation Plans
Schedule D:	Summary of Share Award Incentive Plan
Schedule E:	Summary of Stock Option Plan (Closed)
Schedule F:	Definitions

Schedule A: Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to supervise the management of Enerplus to ensure its long-term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board of Directors.

Composition

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the by-laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner. The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, if necessary.

Duties and Responsibilities

The Board is charged with the overall stewardship of Enerplus and manages or supervises the business of Enerplus and its management. The Board’s responsibilities include:

1.                                      Management Selection, Retention and Succession

•                  Select, appoint and, if necessary, terminate the CEO

•                  Approve the appointment of the Chair of the Board as recommended by the Corporate Governance & Nominating Committee

•                  Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•                  Review its charter annually and recommend changes to the Board when necessary

•                  Annually appoint directors to the following committees:

a)             The Audit & Risk Management Committee

b)             The Compensation & Human Resources Committee

c)              The Corporate Governance & Nominating Committee

d)             The Reserves Committee

e)              The Safety & Social Responsibility Committee

and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board.

•                  At the Board’s discretion, appoint other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

•                  Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•                  Assess the CEO against corporate objectives approved by the Board

•                  Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

•                  Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

•                  Hold an in-camera session of the independent members of the Board

2.                                      Strategy

•                  Review and approve the corporate objectives developed by the CEO

•                  Review, adopt and monitor the Company’s strategic planning process

•                  Monitor Enerplus’ performance in light of the approved strategic planning process

•                  Adopt, annually, a strategic planning process to maximize Shareholder value

3.                                      Corporate Ethics and Integrity

•                  Review and monitor Enerplus’ Code of Business Conduct and disclose any waivers of the Code for officers and directors

•                  Review and respond to potential conflict of interest situations

•                  Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•                  Approve corporate policies and other corporate protocols and controls

•                  Approve the Company’s policy on public disclosure

•                  Review, annually, its mandate and amend as deemed necessary

4.                                      Financial Responsibilities

•                  Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

•                  Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

•                  Recommend to the Shareholders the appointment of Enerplus’ external auditors, as recommended by the Audit & Risk Management Committee

•                  Review and approve Enerplus’ operating budget

•                  Review, as deemed necessary, approval authorities of the CEO and senior management

•                  Approve financial commitments in excess of delegated approval authorities

•                  Review and approve any material acquisitions, divestments and corporate reorganizations

•                  Assess and approve any material securities offerings, financing or banking arrangements

Timetable

The Board’s work schedule is anticipated to be as attached but may be amended, from time to time, by the Chair of the Board.

	J	F	M	A	M	J	J	A	S	O	N	D
Approve Audited Financial Statements		✓
Approve Information Circular and Proxy		✓
Approve Annual Report		✓
Approve list of Directors for Re-election (including Board Chair)					✓
Approve Appointment of External Auditors		✓
Approve Audit Fees								✓
Receive Reports from Committee(s)		✓			✓			✓			✓
Receive Statements of Compliance for: • Insurance Premium Payments • Code of Business Conduct • Employees Withholding Taxes and Deductions		✓ ✓ ✓
Review CEO Performance Assessment		✓
Approve the Annual Information Form			✓
Approve Interim Financial Statements					✓			✓			✓
Review Operations		✓			✓			✓			✓
Review Acquisitions and Divestments		✓			✓			✓			✓
Review the Business Development Overview					✓
Annual Field Visit					✓
Attend Strategic Planning Session					✓
Distribute CEO Performance Assessment Questionnaire	✓
Approve Board Mandate and Committee Charters											✓
Approve Capital and Operating Budgets											✓
Receive Report on Strategic Planning Session											✓
Approve Annual Performance Bonus		✓
Conduct Board Effectiveness Assessment						✓
Review results of Board Effectiveness Discussion & Assessment at roundtable								✓
Hold an in-camera session of the independent members of the Board	At every meeting.

Schedule B: Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

	Jan	Feb	Aug	Nov
Non-Executive Compensation
• Approve annual staff salary increase budget	✓
• Review high level benchmark data analysis				✓
Executive Compensation
• Review compensation peer group(s) and benchmark data			✓	✓
• Recommend to the Board the CEO’s salary treatment, bonus and annual LTI award	✓	✓
• Review and recommend to the Board proposed SVP and VP salary changes, bonuses and annual LTI awards	✓	✓
CEO Performance Evaluation
• Finalize format and content of evaluation	✓			✓
• Receive the CEO’s self-assessment (provided to the full Board)	✓			✓
• Review the Board’s feedback on CEO	✓
• Review for Board approval CEO personal goals for new year	✓	✓
Annual Bonus Administration (STIP)
• Confirm annual corporate objectives, performance metrics, and performance management process for the new year	✓
• Review forecast of the corporate performance score			✓	✓
• Review for Board approval of the annual corporate performance score and resulting aggregate bonus pool	✓
Equity Administration (LTI)
• Review current state of outstanding LTI grants (PSU multipliers)				✓
• Confirm grant approach for the upcoming year				✓
• Review PSU payout multiplier for grant vested Dec. 31	✓
• Review and approve aggregate planned annual LTI awards	✓	✓
• Approve quarterly grant dates for the new year	✓
Human Resources Policies & Practices
• Oversee assessment of risk relating to compensation philosophy, policies and practices		✓
• Review Human Resources strategies and policies, including diversity	✓	✓	✓	✓
• Review succession and development plans for all executives	✓	✓	✓	✓
ESG Material Issue — Culture
• Review and approve targets that advance the Culture Material Issue		✓
• Monitor performance of the “culture journey” against the stated targets	✓		✓
Information Circular
• Review outreach, institutional advisor reports and any other governance trends	✓	✓	✓	✓
• Review draft Compensation Discussion & Analysis section of the circular	✓	✓

The Committee’s charter is available on Enerplus’ website at www.enerplus.com.

Schedule C: Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2019, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Share Award Incentive Plan, being the only compensation plans of Enerplus then in effect in which securities may be issued from treasury. Descriptions of these plans are set out under Schedule D and Schedule E of this “Additional Information” section.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by Shareholders	5,078,124	$14.24	5,455,081
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	5,078,124	$14.24	5,455,081

Note:

(1)         Includes Options, PSUs and RSUs outstanding under the Stock Option Plan and the Share Award Incentive Plan.

(2)         Represents Common Shares available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan. The number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding. As the Stock Option Plan is closed, no Common Shares are considered available for future issuance beyond those for outstanding Options.

Schedule D: Summary of Share Award Incentive Plan

Background

The Share Award Incentive Plan (“Plan”) was approved by Shareholders and implemented in February 2014 to replace Enerplus’ previous LTI plans, including the Stock Option Plan. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards to its executives or employees under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting. RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting. PSU awards vest in their entirety at the end of a three year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus’ treasury. On or prior to the payout date, if determined by Enerplus, in its sole discretion prior to the relevant payment date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five- or twenty-day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date, for RSUs and PSUs, respectively.

RSU

The value of payment is calculated based on the number of vesting RSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares.

PSU

The value of payment is calculated based on the number of vesting PSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares multiplied by the payout multiplier (“Multiplier”).

The Multiplier ranges from 0.0X to 2.0X and is determined based on Enerplus’ relative TSR over the performance period as compared to a group of industry peers (“Performance Group”). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the

Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period. For information on Enerplus’ Performance Group, refer to the “Long Term Incentives” section of this Information Circular.

The share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group is based on the final 20 trading days prior to the commencement of the performance period. As such, the starting share price for a PSU award aligns with the ending share price of the vesting PSU.

Pool (Shareholder Approved Treasury Reserve)

The Plan currently provides that the number of Common Shares reserved for issuance from Enerplus’ treasury pursuant to the Plan shall not exceed 3.8% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Enerplus proposes to increase this reserve to 4.5%, (as outlined in this Information Circular); if the Plan Amendment is approved at the Meeting, all references to 3.8% in this section will refer to 4.5%. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A “Security-Based Compensation Arrangement” generally means any plan under which Common Shares can be issued from Enerplus’ treasury.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 3.8% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of available Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 3.8% limit described above.

The 3.8% limit is an evergreen provision whereby, following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan, up to the 3.8% maximum limit. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

The aggregate number of Share Awards granted to any individual under the Plan or any other Security-Based Compensation Arrangement of Enerplus shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). In addition, the number of Common Shares issued within a one-year period and issuable at any time to insiders of Enerplus as a whole under the Plan or any other Security-Based Compensation Arrangement of Enerplus, shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

As of December 31, 2019, an aggregate of 2,971,180 Share Awards (1,464,770 PSUs and 1,506,410 RSUs) were issued and outstanding, representing 1.3% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs). See “Payout” above for the description of Multipliers.

As of December 31, 2019, an aggregate of 5,455,081 Common Shares were available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan, representing 2.5% of the issued and outstanding Common Shares. See Schedule C, Note 2 for additional information.

The aggregate potential dilution of all issued and outstanding Share Awards authorized for issuance under the Share Award Incentive Plan is currently 3.8% of the total issued and outstanding Common Shares from time-to-time, which is proposed to be increased to 4.5% as described in this Information Circular. The burn rate (“Burn Rate”) shows how rapidly a company is using its shares reserved for equity compensation plans. The Burn Rate is calculated by dividing the number of Share Awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Common Shares in the same year. The following table summarizes the Company’s three-year annual and average Burn Rate in respect of the Share Award Incentive Plan.

Year	Share Awards Granted[1] (#)	Issued and Outstanding Common Shares at December 31 (#)	Burn Rate
2019	1,633,274	221,743,701	0.7%
2018	1,507,604	239,491,102	0.6%
2017	1,459,532	242,128,944	0.6%
Average Three-Year Burn Rate:			0.7%

Note:

(1)         Share Awards granted in the year noted. Does not reflect any cancellations.

Termination Provisions

The table below summarizes the treatment of outstanding Share Awards under the terms of the Share Award Incentive Plan upon the termination of a holder’s employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder’s grant agreement or executive agreement.

Termination Type
Change of Control and Termination either (i) by Enerplus without Just Cause, or (ii) by the Holder For Good Reason

All outstanding Share Awards shall vest (and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the termination) and payment shall be made in cash within 31 days of the termination date, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the termination date and based on the fair market value of the Common Shares at such time.

Death

All outstanding Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the date of the holder’s death and based on the fair market value of the Common Shares at such time.

Retirement or Disability

All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except, in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.

All Other Termination (including (i) Resignation, (ii) by Enerplus For Just Cause, and (iii) by Enerplus Without Just Cause)

Unless otherwise specified in an executive employment agreement, Share Awards are forfeited and cancelled on the termination date.

(Note that pursuant to Enerplus’ executive employment agreements, if an executive officer’s employment with Enerplus is terminated without Just Cause, the vesting and payment of Share Awards will be accelerated, either in whole or in part depending on the executive officer, pursuant to the terms of his or her executive employment agreement.)

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the Shareholders receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the outstanding Share Awards will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the Share Awards held by each grantee, (ii) the dividends paid on the Common Shares (as replaced by the Replacement Securities) during the applicable performance period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the applicable performance period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Share Awards shall become fully vested and paid out on the basis of Enerplus’ share performance up to the date of the Transaction and based on the fair market value of the Common Shares at such time.

The Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Share Awards in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting the Common Shares that does not constitute a Transaction.

Other Terms

•                  The Plan provides that the Board may, in its sole discretion, amend or modify the terms and conditions regarding any grant of Share Awards including, without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

•                  The Board may, at any time, without the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

(a)                                 increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan

(b)                                 expand the categories of individuals who are eligible to participate in the Plan

(c)                                  extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan

(d)                                 remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under “Pool (Shareholder Approved Treasury Reserve)”, above

(e)                                  permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes

(f)                                   amend the amendment provisions of the Plan

unless the change to the Plan or a Share Award results from the application of the adjustment or anti-dilution provisions of the Plan.

Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

•                  A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder’s death

•                  The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

•                  Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

Schedule E: Summary of Stock Option Plan (Closed)

Background

The Stock Option Plan was approved by the holders of the trust units of Enerplus’ predecessor on December 9, 2010, to allow all employees to be eligible to receive Options.

Directors of Enerplus were not eligible to participate in the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

Vesting and Expiry

Options vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant. All outstanding Options were fully vested as of December 31, 2019. As of March 5, 2020, all remaining Options expired, and therefore the Stock Option Plan is no longer in effect.

Unexercised Options expire seven years from the date of grant. If the expiry date of an Option occurs during or within 10 business days of a blackout period (as such term is defined in the Stock Option Plan), then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Options are not eligible to accrue dividends.

Payout

When an Option has vested, the Option holder can exercise the Option by purchasing Common Shares at the exercise price. The Option holder can either hold the Common Shares or can surrender the Common Shares in exchange for a cash payment equal to the difference between the current market price and the exercise price under the Option multiplied by the Common Shares underlying the Option exercised.

The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

Pool

The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other Security-Based Compensation Arrangements where Common Shares may be issued from treasury, will be reserved and available for issuance upon the exercise of Options. This 10% maximum is an evergreen provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired are re-reserved for issuance under the Stock Option Plan and available for future issuances. As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The last Option grant was in 2013. As of December 31, 2019, there were a total of 2,106,944 Options outstanding representing approximately 0.95% of the issued and outstanding Common Shares, with exercise prices ranging from $13.96 to $19.80 with a weighted average exercise price of $14.24 and an expiration date of March 5, 2020. As of March 5, 2020, all remaining Options expired and therefore there are no longer any Options reserved for issuance or available for grant under the Stock Option Plan.

Enerplus has not granted any Options since the adoption of the Share Award Incentive Plan in February 2014. As a result, the Burn Rate associated with the Stock Option Plan was nil in each of 2019, 2018, and 2017.

Termination Provisions

The table below summarizes the treatment of outstanding Options under the Stock Option Plan upon the termination of an Option holder’s employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder’s executive employment agreement.

Termination Type
For Just Cause (by Enerplus), Resignation of Holder, or Retirement	Options expire and are cancelled on the termination date.
All Other Termination of Employment (Without Just Cause, Death, Disability)	Options expire and are cancelled 90 days from the termination date.

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a “Transaction”), and as a result of such Transaction the Shareholders receive securities of another issuer (the “Continuing Entity”) in full substitution or replacement for the Common Shares (“Replacement Securities”), the outstanding Options will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required (including to the number of Options and exercise price) so that the holder would, upon future exercise of the Options, receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares immediately prior to the completion of the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction. Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction.

The Stock Option Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Options in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting Common Shares that does not constitute a Transaction.

Other Terms

•                  The Stock Option Plan states that the Board may, at any time without the approval of the Shareholders and the holders of any other voting securities of Enerplus, suspend, discontinue or amend the Stock Option Plan or any Option

•                  The Board may not, without the approval of a majority of the Shareholders and the holders of other voting securities of Enerplus, amend the Stock Option Plan or an Option to:

(a)                                 increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Stock Option Plan

(b)                                 make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and re-issue of an Option that constitutes a reduction of the exercise price)

(c)                                  extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above

(d)                                 expand the categories of individuals who are eligible to participate in the Stock Option Plan

(e)                                  permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes

(f)                                   amend the amendment provisions of the Stock Option Plan, unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions

•                  The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time. As a result of implementing an automatic re-loading 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires approval from Shareholders every three years. Shareholder approval of unallocated Options was last obtained at the annual meeting held in May 2013. Enerplus did not seek Shareholder approval of the Stock Option Plan for a further three years in 2016. Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder

•                  An Option is personal to the holder thereof and is non-transferable and non-assignable

•                  The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares

•                  The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other Securities-Based Compensation Arrangement (“Individual Limit”)

•                  The maximum number of Common Shares that insiders of Enerplus may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of Enerplus under any other Security-Based Compensation Arrangement (“Aggregate Insider Limit”)

•                  In addition, the maximum number of Common Shares that may be issued to any one insider of Enerplus under the Stock Option Plan within a one-year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period, and the maximum number of Common Shares that may be issued to insiders of Enerplus under the Stock Option Plan within a one-year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Enerplus under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period

Schedule F: Definitions

“AA” means annual average

“Beneficial Shareholders” means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

“Board” means the board of directors of Enerplus

“BOE” means barrels of oil equivalent, with six thousand cubic feet (“6 Mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

“BOE/D” means barrels of oil equivalent per day

“Cap G&A” means capitalized general and administrative expenses

“CEO” means the President & Chief Executive Officer of Enerplus

“CFO” means the Senior Vice-President & Chief Financial Officer of Enerplus

“Chair” means the chair of the Board or of a Committee of the Board

“Change of Control” occurs upon:

(a)                                 the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b)                                 the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c)                                  the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d)                                 the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e)                                  a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(f)                                   a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

“Code” means the Code of Business Conduct of Enerplus

“Common Shares” or “Shares” means common shares in the capital of Enerplus

“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent of Common Shares

“COO” means the Senior Vice-President & Chief Operating Officer of Enerplus

“Deferred Share Unit Plan” means the deferred share unit plan for directors, as amended and restated January 1, 2011, that allows a director to elect to receive some of their annual compensation in DSUs

“Director RSU Plan” means the restricted share unit plan for directors dated November 6, 2019, under which Enerplus may grant directors RSUs as share-based annual compensation

“Director Share Plan” means the director share plan, as amended and restated January 1, 2011, under which Enerplus may grant directors share-based annual compensation

“DSUs” means deferred share units granted pursuant to the Deferred Share Unit Plan

“Enerplus” or the “Company” means Enerplus Corporation and, where the context permits, includes its subsidiaries

“ESG” means environmental, social and governance

“F&D costs” means finding and development costs

“FD&A costs” means finding, development and acquisition costs

“For Good Reason”, in the case of termination of employment, generally means the occurrence of any one or more events that would constitute constructive dismissal at common law, and in the case of Enerplus executives with an executive employment agreement, includes the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a)                               the aggregate remuneration of the executive is materially reduced or not paid when due

(b)                               Enerplus requires the executive, without the executive’s agreement, to be based anywhere other than Enerplus’ principal offices on a non-temporary basis

(c)                                the executive is subject to a material reduction in the executive’s overall responsibility

(d)                               Enerplus fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e)                                any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

“Form of Proxy” means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

“GHG” means greenhouse gas

“Hugessen” means Hugessen Consulting Inc.

“LTI” means long term incentive

“KPMG” means KPMG LLP, Independent Registered Public Accounting Firm

“MBBL/D” means thousands of barrels of oil per day

“MBOE” means thousands of barrels of oil equivalent

“MBOE/D” means thousands of barrels of oil equivalent per day

“Mcf” means one thousand cubic feet

“Meeting” means the Annual Meeting of Shareholders to be held on May 7, 2020

“Mercer” means Mercer LLC

“NEO” means Named Executive Officer

“Notice of Meeting” means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

“NYSE” means the New York Stock Exchange

“Opex” means operations expenditures

“Options” means options to acquire Common Shares under the Stock Option Plan

“PSUs” means performance share units granted pursuant to the Share Award Incentive Plan

“Proxy Deadline” means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

“Record Date” means March 20, 2020

“Registered Shareholders” means Shareholders who hold Common Shares in their own name

“RSUs” means restricted share units granted pursuant to the Share Award Incentive Plan

“S&P/TSX E&P Index” means the S&P/TSX Oil and Gas Exploration and Production Index

“Sarbanes—Oxley Act” means the U.S. Sarbanes—Oxley Act of 2002

“Savings Plan” means Enerplus’ employee savings plan

“Security-Based Compensation Arrangement” generally means any plan under which Common Shares can be issued from Enerplus’ treasury

“Share Award Incentive Plan” means Enerplus’ Share Award Incentive Plan dated effective February 20, 2014, as amended February 19, 2015, February 22, 2017 and November 7, 2019

“Share Awards” means the RSU awards and the PSU awards

“Shareholders” means holders of Common Shares

“Stock Option Plan” means Enerplus’ Stock Option Plan dated effective January 1, 2011, as amended May 10, 2013

“TSX” means the Toronto Stock Exchange

“TSR” means total shareholder return as described under the various plans

“U.S. GAAP” means U.S. generally accepted accounting principles

Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone:  (403) 298-2200

Toll Free Telephone:  1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com